                                4,357,000 SHARES

                           TRANSMONTAIGNE OIL COMPANY
   [LOGO OF
TRANSMONTAIGNE
  OIL COMPANY
   GOES HERE]
                                  COMMON STOCK

  Of the 4,357,000 shares of common stock, par value $0.01 per share (the "Common Stock"), offered hereby, 4,035,000 are being issued and sold by TransMontaigne Oil Company, a Delaware corporation ("TransMontaigne") and 322,000 are being offered by the Selling Stockholders. See "Selling Stockholders." TransMontaigne will not receive any of the proceeds from the sale of shares by the Selling Stockholders.
  Of the 4,035,000 shares of Common Stock offered by TransMontaigne, 640,044 shares are being offered directly by TransMontaigne to Merrill Lynch Growth Fund ("Merrill Lynch") pursuant to certain antidilution rights. See "Description of Capital Stock." Shares offered to Merrill Lynch are being offered at a price equal to the public offering price, net of underwriting discounts and commissions. Merrill Lynch has indicated its intention to purchase such shares. Upon consummation of the offering to Merrill Lynch, TransMontaigne will receive proceeds of $13.43 per share and $8,595,791 in the aggregate from such offering ($9,917,169 if Merrill Lynch exercises in full its antidilution rights in connection with the full exercise by the Underwriters of the option described in the table below), which proceeds are reflected in the table below.
  The Common Stock is listed on the American Stock Exchange under the symbol "TMG." On February 10, 1997, the last reported sales price of the Common Stock on the American Stock Exchange was $14 3/4 per share. See "Price Range of Common Stock and Dividend Policy."

  FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 9-11.

                                  -----------
THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                  UNDERWRITING
                       PRICE TO   DISCOUNTS AND PROCEEDS TO PROCEEDS TO SELLING
                       PUBLIC*    COMMISSIONS + COMPANY ++     STOCKHOLDERS
Per Share...........    $14.25        $0.82       $13.43          $13.43
Total++............. $61,562,414   $3,047,904   $54,190,050     $4,324,460

-----
* Total includes 640,044 shares of Common Stock offered to Merrill Lynch at a purchase price of $13.43 per share.
+ TransMontaigne and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933. See "Underwriting."
++ Before deducting estimated expenses of the Offerings (as defined) of
   $750,000, all of which will be paid by TransMontaigne.
++TransMontaigne has granted to the Underwriters a 30-day option to purchase up to 557,543 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If this option is exercised, Merrill Lynch will have the right to exercise its antidilution rights to purchase up to an additional 98,390 shares of Common Stock at a purchase price of $13.43 per share. If such options are exercised in full, the total price to public will be $70,828,780, the total underwriting discounts and commissions will be $3,505,089 and the total proceeds to TransMontaigne will be $62,999,230. See "Underwriting."

                                  -----------

  The Common Stock being offered by the Underwriters is being offered as set forth under "Underwriting" herein. It is expected that delivery of certificates therefor and for the offering to Merrill Lynch will be made at the offices of Dillon, Read & Co. Inc., New York, New York, on or about February 14, 1997 against payment therefor. The Underwriters include:

DILLON, READ & CO. INC.
                           A.G. EDWARDS & SONS, INC.
                                                            PETRIE PARKMAN & CO.

                The date of this Prospectus is February 11, 1997

              [MAP OF THE UNITED STATES DEPICTING THE LOCATION OF
       TRANSMONTAIGNE'S FACILITIES AND THE BASINS IN WHICH IT OPERATES.]





                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and the Consolidated Financial Statements (including the notes thereto) appearing elsewhere in this Prospectus and other information incorporated herein by reference. Unless the context otherwise requires, "TransMontaigne" refers to TransMontaigne Oil Company and its subsidiaries. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  TransMontaigne provides a broad range of integrated transportation, terminaling, supply, distribution, gathering, processing and marketing services to producers, refiners, distributors, marketers and end-users of petroleum products, natural gas and crude oil in the downstream sector of the petroleum industry. TransMontaigne is a holding company which conducts its operations through its subsidiaries primarily in the mid-continent and Rocky Mountain regions of the United States. TransMontaigne does not explore for, or produce, crude oil or natural gas, and it owns no crude oil or natural gas reserves.

  TransMontaigne owns and operates refined petroleum product, crude oil and natural gas assets. TransMontaigne's refined petroleum product and crude oil assets consist primarily of 747 miles of pipeline and ten storage and terminal facilities in seven states with a combined tank storage capacity of approximately 4,820,000 barrels. Its natural gas gathering and processing assets consist of four gathering and processing systems in two states with combined throughput capacity of approximately 85 million cubic feet per day and over 2,700 miles of pipelines. The use of these facilities and an extensive network of additional common carrier pipelines and terminal facilities owned by others allows TransMontaigne to significantly expand its geographic service area and the types of services it provides.

  TransMontaigne believes that fundamental structural changes and the trend toward outsourcing in the petroleum industry are creating opportunities for its continued growth. Major oil companies and independents are undertaking reorganization, rationalization and cost-saving measures in an effort to improve operating and financial performance. In many instances this results in the disposition of domestic non-strategic, non-core businesses and downstream assets and facilities, and in the outsourcing of procurement, maintenance, transportation, supply, distribution, gathering, processing, marketing and administrative functions.

  TransMontaigne believes that this disposition of downstream assets and facilities provides opportunities for it to purchase pipeline, storage, terminaling, gathering and processing assets, and to apply focused management and more cost effective utilization of these facilities while providing value-added service at competitive prices to its customers, often including the former owners of the assets. TransMontaigne has acquired, designed and developed its physical assets and its operating, risk management and information systems in order to take advantage of these opportunities.

  The principal predecessor of TransMontaigne was formed in 1977 under the name of Continental Ozark Corporation. In April 1995, the present management and certain of the institutional stockholders of TransMontaigne acquired control of Continental Ozark Corporation through a merger in which the name of the corporation was changed to TransMontaigne Oil Company. In June 1996, TransMontaigne and a publicly held corporation merged, with the stockholders of TransMontaigne acquiring approximately 93% of the stock of the publicly held corporation. Since the present management of TransMontaigne assumed control in April 1995, TransMontaigne has raised approximately $55,000,000 in equity and has established a $130,000,000 credit facility.

  During the first fiscal year after assuming control of Continental Ozark Corporation in April 1995, TransMontaigne increased net operating margins to $12,717,000 for the fiscal year ended April 30, 1996 from $5,779,000 for the prior fiscal year by improving the performance of its facilities through selective capital improvements, restructured operating and administrative functions and expanded marketing of services. TransMontaigne's management has implemented an operating plan and financial management systems which provide the foundation for its current operations and future growth.

  In December 1996 TransMontaigne acquired the Grasslands natural gas gathering, processing, treating and fractionation system (the "Grasslands Facilities") for approximately $71,000,000 in cash. The Grasslands system is one of the largest natural gas facilities in the Williston Basin which is currently among the most active areas of onshore domestic drilling activity. The acquisition of the Grasslands Facilities is an example of the opportunities available to TransMontaigne to enhance its earnings performance by capitalizing on the industry's divestiture trend and applying its management expertise in the downstream sector of the petroleum industry. The facilities will complement TransMontaigne's existing natural gas gathering and processing facilities in the Williston Basin of the Rocky Mountain region, and will enable TransMontaigne to improve service to oil and gas producers as well as to end-users of natural gas liquids ("NGLs") and natural gas.

OPERATING STRATEGY

  TransMontaigne intends to achieve its primary objective of growth in cash flow and earnings by:

  . Increasing throughput volumes and utilization of existing assets through system improvements, competitive pricing, quality service and identification of and response to market needs.

  . Using advanced management information and financial systems to timely supply petroleum products to market areas with the most favorable profit margins and to effectively manage inventory levels and product costs.

  . Expanding existing assets and constructing new facilities in order to satisfy market demand.

  . Capitalizing on the industry's divestiture and outsourcing trends through the acquisition of businesses and assets which offer potential for continued improvement in operating results.

  . Employing management's experience, business relationships and reputation for directing the growth of companies providing services to the downstream sector of the petroleum industry.

  . Maintaining a balance sheet that allows financial flexibility, providing ready access to sources of capital required for expansion and growth.

  The executive offices of TransMontaigne, a Delaware corporation, are located at 370 17th Street, Republic Plaza, Suite 2750, Denver, CO 80202, and its telephone number is (303) 626-8200.

                                 THE OFFERINGS

Common Stock offered by TransMontaigne............  4,035,000 shares(1)
Common Stock offered by the Selling Stockholders..    322,000 shares
                                                    --------------------------------------
   Total..........................................  4,357,000 shares
                                                    ======================================
Common Stock to be Outstanding After the Offer-
 ings.............................................  25,046,962 shares(2)
Use of Proceeds...................................  To repay $45,000,000 of bank debt incurred to finance the acquisition of
                                                    the Grasslands Facilities with the
                                                    balance to be used for general
                                                    corporate purposes. TransMontaigne
                                                    will not receive any of the proceeds
                                                    from the sale of shares by the Selling
                                                    Stockholders. See "Use of Proceeds."
American Stock Exchange Symbol....................  TMG

--------
  (1) Includes 640,044 shares of Common Stock offered by TransMontaigne directly to Merrill Lynch (the "Concurrent Offering" and together with the underwritten offering made hereby (the "Underwritten Offering"), the "Offerings").

  (2) Does not include 1,214,686 shares (as of December 31, 1996) of Common Stock issuable upon exercise of currently outstanding options and warrants, at an average exercise price of $3.91.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

  The summary historical financial data of TransMontaigne set forth below for the years ended April 30, 1996 and 1995 have been derived from the audited consolidated financial statements of TransMontaigne. The summary historical financial data of TransMontaigne set forth below for the six months ended October 31, 1996 and 1995 have been derived from unaudited consolidated financial statements of TransMontaigne. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of TransMontaigne's management, necessary to a fair presentation of the financial position and results of operations for the interim periods presented. This historical data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto of TransMontaigne incorporated by reference or included herein.

                          SIX MONTHS ENDED OCTOBER 31     YEARS ENDED APRIL 30
                          ----------------------------  --------------------------
                              1996           1995           1996          1995
                          ----------------------------  ------------  ------------
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $ 470,822,944  $ 242,015,171  $533,106,747  $324,591,409
Costs and expenses:
 Product costs and di-
  rect operating ex-
  penses................    462,096,897    235,772,166   520,389,482   318,811,953
 General and administra-
  tive..................      3,158,305      2,256,778     4,998,771     4,226,123
 Depreciation and amor-
  tization..............        955,028        560,348     1,169,541     1,147,291
                          -------------  -------------  ------------  ------------
                            466,210,230    238,589,292   526,557,794   324,185,367
                          -------------  -------------  ------------  ------------
Operating income........      4,612,714      3,425,879     6,548,953       406,042
Other income (expenses):
 Interest income........        893,051        258,693       520,900           --
 Equity in earnings of
  affiliates, net of mi-
  nority interests......        274,102        261,084       604,963       294,653
 Interest expense and
  other financing
  costs.................     (1,370,280)    (1,403,938)   (2,864,100)   (3,512,050)
 Other, net.............        340,076            --            --       (286,735)
                          -------------  -------------  ------------  ------------
                                136,949       (884,161)   (1,738,237)   (3,504,132)
                          -------------  -------------  ------------  ------------
Earnings (loss) before
 income taxes...........      4,749,663      2,541,718     4,810,716    (3,098,090)
Income taxes--current...       (270,000)       (73,002)     (192,747)     (119,545)
                          -------------  -------------  ------------  ------------
Net earnings (loss).....  $   4,479,663  $   2,468,716  $  4,617,969  $ (3,217,635)
                          =============  =============  ============  ============
Weighted average common
 shares outstanding.....     21,290,302     14,902,347    15,129,637     2,860,390
                          =============  =============  ============  ============
Earnings (loss) per com-
 mon share..............  $        0.21  $        0.17  $       0.31  $      (1.32)
                          =============  =============  ============  ============
STATEMENT OF CASH FLOWS
 DATA:
Net cash provided by
 (used in):
 Operating activities...  $ (10,382,647) $  (8,654,468) $ (3,919,753) $   (236,580)
 Investing activities...     (4,043,784)    (1,716,770)   (4,181,377)     (233,562)
 Financing activities...      9,024,701     18,959,234    44,702,536        61,543
OTHER FINANCIAL DATA:
Capital expenditures....  $   5,837,277  $   1,522,392  $  4,124,264  $    747,774
EBITDA(1)...............      7,074,971      4,506,004     8,844,357     1,561,251
OPERATING DATA:
Volumes(2) (in thou-
 sands):
 Pipeline operations....          9,765         10,044        18,902        13,721
 Terminal operations....        352,000        285,000       587,000       547,000
 Products supply and
  distributions opera-
  tions.................        746,000        445,000       958,000       620,000
Net operating mar-
 gins(3):
 Pipeline operations....  $   3,380,000  $   2,041,000  $  4,454,000  $  2,678,000
 Terminal operations....      1,748,000      1,209,000     2,434,000     2,340,000
 Products supply and
  distributions opera-
  tions.................      3,598,000      2,993,000     5,829,000       761,000


                           OCTOBER 31,
                              1996
                          -------------
BALANCE SHEET DATA:
Working capital.........  $  67,221,310
Total assets............    161,052,487
Long-term debt, exclud-
 ing current maturi-
 ties...................     37,684,067
Stockholders' equity....     71,671,884

--------
  (1) EBITDA is earnings (loss) before income taxes plus interest expense and other financing costs and depreciation and amortization. TransMontaigne believes that, in addition to cash flow from operations and net earnings
(loss), EBITDA is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate the ability of TransMontaigne to incur and service debt and to fund capital expenditures. In evaluating EBITDA, TransMontaigne believes that investors should consider, among other things, the amount by which EBITDA exceeds interest costs for the period, how EBITDA compares to principal repayments on debt for the period and how EBITDA compares to capital expenditures for the period. To evaluate EBITDA, the components of EBITDA such as revenue and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to operating income (loss) (as determined in accordance with generally accepted accounting principles (GAAP)) as an indicator of TransMontaigne's operating performance or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. See TransMontaigne's consolidated financial statements incorporated by reference and included herein. TransMontaigne's method of calculating EBITDA may differ from methods used by other companies, and as a result, EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.

  (2) Pipeline volumes are expressed in barrels (42 gallons per barrel), and terminal and products supply and distribution volumes are expressed in gallons.

  (3) Net operating margin represents revenues less direct operating expenses for pipeline and terminal operations, and revenues less cost of refined petroleum products purchased for products supply and distribution operations.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

  In December 1996, TransMontaigne acquired the Grasslands Facilities for approximately $71,000,000 in cash. The acquisition will be accounted for as a purchase.

  The summary pro forma consolidated financial data has been derived from the pro forma consolidated financial statements appearing elsewhere herein and should be read in conjunction with those statements and the notes thereto. This pro forma data is not necessarily indicative of the results to be expected after the acquisition of the Grasslands Facilities. The unaudited pro forma consolidated balance sheet at October 31, 1996 gives effect to the acquisition as if it had occurred at that date. The unaudited pro forma consolidated statements of operations data for the six months ended October 31, 1996 and the year ended April 30, 1996 give effect to the acquisition as if it had occurred on May 1, 1995.

                                                   SIX MONTHS       YEAR ENDED
                                                ENDED OCTOBER 31,   APRIL 30,
                                                      1996             1996
                                                ----------------- --------------
PRO FORMA STATEMENT OF OPERATIONS DATA:
Revenue.......................................    $494,471,136     $578,573,825
Costs and expenses:
 Product costs and direct operating expenses..     479,455,680      555,589,509
 General and administrative...................       3,428,305        5,538,771
 Depreciation and amortization................       2,705,028        4,669,541
                                                  ------------     ------------
                                                   485,589,013      565,797,821
                                                  ------------     ------------
Operating income..............................       8,882,123       12,776,004
Other income (expenses):
 Interest income..............................         893,051          520,900
 Equity in earnings of affiliates, net of mi-
  nority interests............................         274,102          604,963
 Interest expense and other financing costs...      (4,210,280)      (8,544,100)
 Other, net...................................         340,076              --
                                                  ------------     ------------
                                                    (2,703,051)      (7,418,237)
                                                  ------------     ------------
Earnings before income taxes..................       6,179,072        5,357,767
Income taxes--current.........................        (270,000)        (192,747)
                                                  ------------     ------------
Net earnings..................................    $  5,909,072     $  5,165,020
                                                  ============     ============
Earnings per common share.....................    $       0.28     $       0.34
                                                  ============     ============

                                                        OCTOBER 31, 1996
                                                  -----------------------------
                                                                    PRO FORMA
                                                    PRO FORMA     AS ADJUSTED(1)
                                                  ------------    --------------
PRO FORMA BALANCE SHEET DATA:
Working capital...............................    $ 67,221,310     $ 75,661,360
Total assets..................................     232,052,487      240,492,537
Long-term debt, excluding current maturities..     108,684,067       63,684,067
Stockholders' equity..........................      71,671,884      125,111,934

--------
  (1) As adjusted to give effect to the sale of the 4,035,000 shares of Common Stock offered hereby by TransMontaigne at a public offering price of $14.25 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

  The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties. TransMontaigne's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. Statements contained in this Prospectus that are not historical facts are forward-looking statements that are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995.

                                 RISK FACTORS

  In evaluating an investment in the Common Stock being offered hereby, prospective investors should consider carefully, among other things, the following risk factors.

LOSSES IN PRIOR YEARS

  Prior to present management's assumption of control of TransMontaigne in April 1995, TransMontaigne incurred net losses for several years, primarily due to the underutilization of its facilities; realization of small or negative margins from bulk product sales and wholesale marketing activities; and a lack of adequate equity capital. This underutilization was primarily the result of TransMontaigne's inability to finance capital improvements and the inventory required to more fully utilize these facilities. The small or negative margins from bulk product sales and wholesale marketing activities were primarily the result of volatile market prices of refined petroleum products and ineffective inventory management. Volatile market prices of refined petroleum products during these periods frequently resulted in sales of products at prices lower than cost and caused losses from inventory write-downs. Although TransMontaigne has recorded net earnings since April 1995, there can be no assurance that such earnings will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SALES VOLUME VOLATILITY

  Because TransMontaigne generates small net margins from product sales, it is dependent on high sales volumes. The volumes of TransMontaigne's sales can be impacted by the prices of refined products, NGLs and natural gas, which are subject to significant fluctuation depending upon numerous factors beyond TransMontaigne's control, including the supply of and demand for gasoline and other refined products, NGLs and natural gas, which are affected by, among other things, changes in domestic and foreign economies, political affairs, production levels, industry-wide inventory levels, the availability of imports, the marketing of gasoline and other refined products by competitors, the marketing of competitive fuels, the impact of energy conservation efforts and the extent of government regulation. Sales volumes are also affected by regional factors, such as local market conditions, the availability of transportation systems with adequate capacity, transportation costs, fluctuating and seasonal demands for products, variations in weather patterns from year to year and the operations of companies providing competing services. See "Business--Product Services."

COMPETITION

  TransMontaigne competes with other petroleum companies, national, regional and local pipeline and terminaling companies and other product suppliers and exchangers, as well as national, regional and local natural gas gathering, processing and marketing companies, of which many have more extensive facilities, control substantially greater supplies of product and have significantly greater financial resources than TransMontaigne.

PRICE AND CREDIT RISKS

  While TransMontaigne attempts to reduce its exposure to the risk of price volatility of oil and gas products by selectively hedging a limited portion of its inventory through the purchase and sale of futures and options contracts, some risks cannot be effectively hedged, including price risks on products for which futures contracts are not regularly traded, such as mid-continent conventional gasoline (as opposed to New York Harbor reformulated unleaded gasoline, which is regularly traded) and basis risks (the risk that price differentials between delivery points, delivery periods or types of products will change). TransMontaigne experiences basis risk in its mid-continent operations because of the differences between mid-continent spot refined product prices and futures contract prices on the New York Mercantile Exchange (the "NYMEX"). TransMontaigne is also exposed to credit risks in the event the other party to a futures contract or bulk sale is unable to perform its contractual obligations or a wholesale customer is unable to pay for products purchased. TransMontaigne generally does not hedge the price risk on certain portions of its inventory, consisting of pipeline fill, tank bottoms and a minimum product supply required to satisfy exchange obligations. TransMontaigne could be required to recognize a financial statement loss on a portion of its inventory arising from market price fluctuations in order to reflect lower of cost or market adjustments, although such losses would have no impact on cash flow as long as TransMontaigne continues to operate its facilities. See "Business--Product Services."

DEPENDENCE ON PETROLEUM SUPPLIES

  A material decline in crude oil and refined products supplies could adversely affect TransMontaigne's tariff revenues from pipeline shipments of refined petroleum products, terminaling and storage fees and margins from bulk and truck loading rack product sales. TransMontaigne must continually connect new wells to its natural gas gathering systems in order to maintain or increase throughput levels to offset natural declines in dedicated volumes. The future level of drilling will depend upon, among other factors, the prices for crude oil and natural gas, the energy policy of the federal government and the availability of foreign supplies, none of which are within TransMontaigne's control. There is no assurance that TransMontaigne will continue to be successful in replacing the supply of dedicated natural gas reserves gathered and processed by its facilities.

ACQUISITION AND EXPANSION OPPORTUNITIES; AVAILABILITY OF FINANCING

  In order for TransMontaigne to expand its business through the selective purchase or construction of new or expanded facilities, TransMontaigne is required to identify those opportunities and to finance such activities using a combination of cash flow and equity and debt financing. Any additional equity financing could be dilutive to TransMontaigne's earnings and book value per share, and any debt financing could significantly increase TransMontaigne's interest expense and involve restrictive covenants. No assurance can be given that TransMontaigne will identify appropriate opportunities for expansion which will satisfy its target rates of return; that financing on terms acceptable to TransMontaigne can be obtained; that TransMontaigne will be successful in negotiating satisfactory terms of acquisition; that TransMontaigne will be successful in integrating acquired businesses into its organization; or that such acquisitions will improve operating results. Oil and gas price volatility may make it difficult to estimate the value and agree on the purchase price and terms of acquisitions as well as to forecast the return on investment in prospective projects.

OPERATIONAL HAZARDS AND UNINSURED RISKS

  TransMontaigne's operations are subject to customary hazards and unforeseen interruptions, including leaks, spills, fires and injury to personnel. Operations also could be interrupted by natural disasters, adverse weather or other events beyond TransMontaigne's control. Furthermore, TransMontaigne transports, gathers and processes volatile and toxic petroleum products such as gasoline, diesel oil, jet fuel and NGLs and natural gas in certain areas of dense population. Consistent with insurance coverage typically available to the petroleum industry, TransMontaigne's insurance policies do not provide coverage for losses or liabilities relating to pollution, except for sudden and accidental occurrences. TransMontaigne carries insurance for some, but not all, accidents and disruptions, and there can be no assurance that such coverage, if any, will be adequate to cover all losses.

ENVIRONMENTAL, SAFETY AND OTHER REGULATORY MATTERS

  The operations of TransMontaigne are subject to the jurisdiction of local, state and federal governmental agencies with respect to environmental, safety and other regulatory matters. TransMontaigne could be adversely affected by environmental costs and liabilities which may be incurred. Risks of substantial environmental costs and liabilities are inherent in pipeline, terminaling, storage, gathering, treating and processing operations, and there can be no assurance that substantial environmental costs and liabilities will not be incurred. TransMontaigne currently owns and operates, and has in the past owned and operated, properties which have been used for transporting, terminaling, storing and processing of petroleum products and gathering, transportation and processing of natural gas. Hydrocarbons or other pollutants or wastes may have been previously disposed of or released on or under some of these properties. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities. See "Business-Environmental Regulation."

  Federal and state agencies also could require TransMontaigne to alter its pipeline tariffs or impose additional safety requirements, either of which could affect operating results. TransMontaigne cannot predict how future regulation of interstate and intrastate petroleum product pipelines may change and there can be no assurance that any such future regulation will not have a material adverse effect on TransMontaigne. See "Business-Tariff Regulation."

CONCENTRATED OWNERSHIP

  Upon consummation of the Offerings, the officers and directors of TransMontaigne and the institutional affiliates of certain directors will control approximately 53.2% of the outstanding Common Stock. As a result, they will be able to control TransMontaigne. See "Security Ownership of Certain Beneficial Owners and Management."

LIMITED TRADING MARKET

  Because there is a small public float in the Common Stock and it is thinly traded, sales of small amounts of Common Stock in the public market could materially adversely affect the market price for the Common Stock. See "Security Ownership of Certain Beneficial Owners and Management." Sales of Common Stock, or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Common Stock and may make it more difficult for TransMontaigne to sell shares of Common Stock in the future at times and for prices that it deems appropriate. Upon completion of the Offerings, TransMontaigne will have 25,046,962 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of stock options outstanding as of December 31, 1996). The shares of Common Stock offered hereby will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). 14,024,610 shares of outstanding Common Stock may not be resold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including Rule 144 under the Securities Act. All of such 14,024,610 outstanding shares are subject to "lock-up" agreements with the Underwriters expiring 180 days after the date of this Prospectus and may be sold during that period only with the prior written consent of Dillon, Read & Co. Inc. Dillon, Read & Co. Inc., in its sole discretion, and at any time without prior notice, may release all or any portion of the Common Stock subject to the lock-up agreements described herein. When such lock-up restrictions lapse, the Common Stock may be sold in the public market or otherwise disposed of in compliance with the Securities Act.

                                USE OF PROCEEDS

  The net proceeds to TransMontaigne from the sale of the shares of Common Stock being offered hereby (based on a public offering price of $14.25 per share) are estimated to be $53,440,050 ($62,249,230 if the Underwriters' over-allotment option is exercised in full and if Merrill Lynch exercises in full its antidilution rights) after deducting underwriting discounts and commissions and estimated offering expenses, of which $45,000,000 will be used to repay a portion of the debt incurred under the Credit Facility and any balance will be used for general corporate purposes.

  TransMontaigne's credit facility (the "Credit Facility") consists of a five year $45,000,000 working capital revolving credit facility and an $85,000,000 acquisition revolving credit facility. Approximately $71,000,000 of the acquisition revolving credit facility was used to finance the acquisition of the Grasslands Facilities. The first $45,000,000 of proceeds of any public or private equity issuance (including the Underwritten Offering) and certain public or private debt issuances are required to be applied to the repayment of the amounts outstanding under the acquisition revolving credit facility. After repayment of $45,000,000 of the acquisition revolving credit facility, and if TransMontaigne then has consolidated tangible net worth (as defined in the Credit Agreement governing the Credit Facility (the "Credit Agreement")) of $100,000,000, TransMontaigne may convert the balance of the Credit Facility into a single $85,000,000 successor facility (the "Successor Facility") due December 31, 2001. The amount available under the Successor Facility will be reduced by $3,125,000 each calendar quarter beginning March 31, 2000. If the Credit Facility is not converted into the Successor Facility, on December 31, 1999, the acquisition revolving credit facility will terminate and amounts outstanding under it will convert to a term loan and 5% of the amount outstanding on December 31, 1999 will be due each calendar quarter beginning March 31, 2000, with the balance due December 31, 2001. Borrowings under the Credit Facility generally bear interest at a rate per year equal to the lender's announced Base Rate, subject to a Eurodollar pricing option at TransMontaigne's election. The interest rate on amounts outstanding under the acquisition revolving credit facility under the Credit Facility as of December 31, 1996 was 7.1%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

  TransMontaigne will not receive any of the proceeds from the sale of shares of Common Stock being sold by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

  The Common Stock is traded on the American Stock Exchange under the symbol "TMG." The following table sets forth, for the periods indicated, the range of high and low per share sale prices for Common Stock as reported on the American Stock Exchange, adjusted for a 2.432599 to 1 reverse stock split that occurred in June 1996. The common stock of a much smaller predecessor of TransMontaigne was traded on the American Stock Exchange (Emerging Company Marketplace) from December 14, 1993 until June 3, 1996. On June 5, 1996, following the merger of TransMontaigne and the predecessor, the Common Stock began to trade on the American Stock Exchange (Primary List).

                                                                   LOW    HIGH
                                                                  ------ ------
1995
     First Calendar Quarter...................................... $ 2.74 $ 3.95
     Second Calendar Quarter..................................... $ 2.74 $ 4.26
     Third Calendar Quarter...................................... $ 3.35 $ 4.26
     Fourth Calendar Quarter..................................... $ 3.35 $ 4.56
1996
     First Calendar Quarter...................................... $ 3.35 $10.80
     Second Calendar Quarter (through June 3, 1996).............. $10.03 $17.94
     June 5, 1996 through July 31, 1996(1)....................... $ 9.75 $15.13
     August 1, 1996 through October 31, 1996..................... $ 9.69 $10.88
     November 1, 1996 through January 31, 1997................... $ 9.81 $14.75
1997
     February 1, 1997 through February 10, 1997.................. $14.25 $15.13

--------
  (1) In June 1996, TransMontaigne adopted a fiscal year end of April 30.

  On February 10, 1997, the last reported sale price for the Common Stock on the American Stock Exchange was $14.75. As of December 20, 1996, there were approximately 233 stockholders of record of the Common Stock.

  No dividends were declared or paid on the Common Stock during the periods reported in the table above. TransMontaigne intends to retain future cash flow for use in its business and has no current intention of paying dividends in the foreseeable future. Any payment of future dividends and the amounts thereof will depend upon TransMontaigne's earnings, financial condition, capital requirements and other factors deemed relevant by TransMontaigne's Board of Directors. TransMontaigne's Credit Facility, as well as instruments governing certain of its other indebtedness, contain certain restrictions on the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth (i) the capitalization of TransMontaigne at October 31,1996, (ii) the pro forma capitalization of TransMontaigne giving effect to borrowings of approximately $71,000,000 under the Credit Facility to fund the purchase price for the Grasslands Facilities and (iii) the pro forma capitalization of TransMontaigne adjusted to give effect to the shares offered hereby by TransMontaigne (at a public offering price of $14.25 per share), including shares offered in the Concurrent Offering, and the application of estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference and included herein.

                                                AT OCTOBER 31, 1996
                                       ----------------------------------------
                                                                    PRO FORMA
                                          ACTUAL      PRO FORMA    AS ADJUSTED
                                       ------------  ------------  ------------
WORKING CAPITAL......................  $ 67,221,310  $ 67,221,310  $ 75,661,360
                                       ============  ============  ============
LONG-TERM DEBT:
Credit Facility......................  $ 33,730,000  $104,730,000  $ 59,730,000
Senior subordinated debentures.......     3,954,067     3,954,067     3,954,067
                                       ------------  ------------  ------------
Total long-term debt.................    37,684,067   108,684,067    63,684,067
                                       ------------  ------------  ------------
STOCKHOLDERS' EQUITY:
Common Stock, par value $.01 per
 share; 40,000,000 shares authorized;
 20,982,960 shares issued actual and
 pro forma; 25,017,960 shares issued
 pro forma as adjusted(1)............       209,830       209,830       250,180
Additional paid-in capital...........    72,283,793    72,283,793   125,683,493
Accumulated deficit..................      (821,739)     (821,739)     (821,739)
                                       ------------  ------------  ------------
Total stockholders' equity...........    71,671,884    71,671,884   125,111,934
                                       ------------  ------------  ------------
Total capitalization.................  $109,355,951  $180,355,951  $188,796,001
                                       ============  ============  ============

--------
  (1) Does not include 1,214,686 shares (as of December 31, 1996) of Common Stock issuable upon exercise of outstanding stock options and stock purchase warrants.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

  The selected historical financial data of TransMontaigne set forth below for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the years ended September 30, 1993, 1992 and 1991 have been derived from the audited consolidated financial statements of TransMontaigne. The selected historical financial data for TransMontaigne set forth below for the six months ended October 31, 1996 and 1995 have been derived from unaudited consolidated financial statements of TransMontaigne. The interim consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of TransMontaigne's management, necessary to a fair presentation of the financial position and results of operations for the interim periods presented. This historical data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto of TransMontaigne incorporated by reference or included herein.

                       SIX MONTHS ENDED
                          OCTOBER 31             YEARS ENDED APRIL 30       SEVEN MONTHS
                   --------------------------  --------------------------  ENDED APRIL 30,
                       1996          1995          1996          1995           1994
                   ------------  ------------  ------------  ------------  ---------------
STATEMENT OF
 OPERATIONS DA-
 TA:
Revenue.........   $470,822,944  $242,015,171  $533,106,747  $324,591,409   $296,086,981
Costs and ex-
 penses:
Product costs
 and direct op-
 erating ex-
 penses.........    462,096,897   235,772,166   520,389,482   318,811,953    294,773,790
General and
 administrative..     3,158,305     2,256,778     4,998,771     4,226,123      2,156,817
Depreciation and
 amortization...        955,028       560,348     1,169,541     1,147,291        665,955
                   ------------  ------------  ------------  ------------   ------------
                    466,210,230   238,589,292   526,557,794   324,185,367    297,596,562
                   ------------  ------------  ------------  ------------   ------------
Operating income
 (loss).........      4,612,714     3,425,879     6,548,953       406,042     (1,509,581)
Other income
 (expenses):
Interest in-
 come...........        893,051       258,693       520,900           --             --
Equity in earn-
 ings
 (losses) of af-
 filiates, net
 of minority
 interests......        274,102       261,084       604,963       294,653        479,470
Interest expense
 and other fi-
 nancing costs..     (1,370,280)   (1,403,938)   (2,864,100)   (3,512,050)    (1,752,941)
Other, net......        340,076           --            --       (286,735)           --
                   ------------  ------------  ------------  ------------   ------------
                        136,949      (884,161)   (1,738,237)   (3,504,132)    (1,273,471)
Earnings (loss)
 before income
 taxes..........      4,749,663     2,541,718     4,810,716    (3,098,090)    (2,783,052)
Income taxes--
 current........       (270,000)      (73,002)     (192,747)     (119,545)       (70,557)
                   ------------  ------------  ------------  ------------   ------------
Net earnings
 (loss).........   $  4,479,663  $  2,468,716  $  4,617,969  $ (3,217,635)  $ (2,853,609)
                   ============  ============  ============  ============   ============
Weighted average
 common shares
 outstanding....     21,290,302    14,902,347    15,129,637     2,860,390      2,694,830
                   ============  ============  ============  ============   ============
Earnings (loss)
 per
 common share...   $       0.21  $       0.17  $       0.31  $      (1.32)  $      (1.15)
                   ============  ============  ============  ============   ============
                          YEARS ENDED SEPTEMBER 30
                   -----------------------------------------
                       1993          1992          1991
                   ------------- ------------- -------------
STATEMENT OF
 OPERATIONS DA-
 TA:
Revenue.........   $507,936,810  $515,547,695  $417,834,881
Costs and ex-
 penses:
Product costs
 and direct op-
 erating ex-
 penses.........    505,348,576   513,875,940   417,423,279
General and
 administrative..     3,199,223     2,787,591     3,031,269
Depreciation and
 amortization...      1,099,253       814,778       748,438
                   ------------- ------------- -------------
                    509,647,052   517,478,309   421,202,986
                   ------------- ------------- -------------
Operating income
 (loss).........     (1,710,242)   (1,930,614)   (3,368,105)
Other income
 (expenses):
Interest in-
 come...........            --            --            --
Equity in earn-
 ings
 (losses) of af-
 filiates, net
 of minority
 interests......        (58,709)      156,559       521,075
Interest expense
 and other fi-
 nancing costs..     (2,673,375)   (2,350,740)   (2,076,131)
Other, net......            --            --            --
                   ------------- ------------- -------------
                     (2,732,084)   (2,194,181)   (1,555,056)
Earnings (loss)
 before income
 taxes..........     (4,442,326)   (4,124,795)   (4,923,161)
Income taxes--
 current........        (48,142)      (76,127)      773,000
                   ------------- ------------- -------------
Net earnings
 (loss).........   $ (4,490,468) $ (4,200,922) $ (4,150,161)
                   ============= ============= =============
Weighted average
 common shares
 outstanding....      2,694,830     2,694,830     2,694,830
                   ============= ============= =============
Earnings (loss)
 per
 common share...   $      (1.85) $      (1.73) $      (1.62)
                   ============= ============= =============

                      SIX MONTHS ENDED
                         OCTOBER 31           YEARS ENDED APRIL 30     SEVEN MONTHS        YEARS ENDED SEPTEMBER 30
                  -------------------------  -----------------------  ENDED APRIL 30, -------------------------------------
                      1996         1995         1996         1995          1994          1993        1992          1991
                  ------------  -----------  -----------  ----------  --------------- ----------  -----------  ------------
STATEMENT OF
 CASH FLOWS DA-
 TA:
Net cash pro-
 vided by
 (used in):
Operating activ-
 ities..........  $(10,382,647) $(8,654,468) $(3,919,753) $ (236,580)   $(2,187,251)  $5,004,187  $(8,153,054) $(12,051,430)
Investing activ-
 ities..........    (4,043,784)  (1,716,770)  (4,181,377)   (233,562)    (1,041,069)  (4,614,892)  (2,327,191)   (1,062,093)
Financing activ-
 ities..........     9,024,701   18,959,234   44,702,536      61,543      3,691,885   (1,315,700)  (9,581,869)    4,701,613
OTHER FINANCIAL
 DATA:
Capital expendi-
 tures..........  $  5,837,277  $ 1,522,392  $ 4,124,264  $  747,774    $   461,888   $4,730,726  $ 2,247,052  $    350,421
EBITDA(1).......     7,074,971    4,506,004    8,844,357   1,561,251       (364,156)    (669,698)    (959,277)   (2,098,592)
OPERATING DATA:
Volumes(2) (in
 thousands):
Pipeline opera-
 tions..........         9,765       10,044       18,902      13,721          8,654       12,245        2,878         1,444
Terminal opera-
 tions..........       352,000      285,000      587,000     547,000        321,100      433,200      326,900       352,400
Products supply
 and distribu-
 tions opera-
 tions..........       746,000      445,000      958,000     620,000        645,000      941,000      920,000       622,000
Net operating
 margins (3):
Pipeline opera-
 tions..........  $  3,380,000  $ 2,041,000  $ 4,454,000  $2,678,000    $ 2,096,000   $2,848,000  $ 1,034,000  $    391,000
Terminal opera-
 tions..........     1,748,000    1,209,000    2,434,000   2,340,000      1,119,000    1,817,000    1,121,000       722,000
Products supply
 and distribu-
 tions opera-
 tions..........     3,598,000    2,993,000    5,829,000     761,000     (1,902,000)  (2,077,000)    (483,000)     (701,000)

                                                    APRIL 30                           SEPTEMBER 30
                         OCTOBER 31,  ------------------------------------- -----------------------------------
                             1996         1996         1995        1994        1993        1992        1991
                         ------------ ------------ ------------ ----------- ----------- ----------- -----------
BALANCE SHEET DATA:
Working capital......... $ 67,221,310 $ 55,651,839 $ 37,989,205 $11,554,715 $11,470,225 $20,685,446 $16,601,819
Total assets............  161,052,487  120,962,976  104,220,346  75,470,266  86,334,703  76,336,971  69,240,513
Long-term debt, exclud-
 ing current maturi-
 ties...................   37,684,067   28,948,867   36,945,610  37,671,329  33,953,590  35,256,698  25,476,695
Stockholders' equity....   71,671,884   57,819,191   28,470,702   2,480,835   5,334,500   9,825,060  14,026,063

--------
  (1) EBITDA is earnings (loss) before income taxes plus interest expense and other financing costs and depreciation and amortization. TransMontaigne believes that, in addition to cash flow from operations and net earnings
(loss), EBITDA is a useful financial performance measurement for assessing operating performance as it provides investors with an additional basis to evaluate the ability of TransMontaigne to incur and service debt and to fund capital expenditures. In evaluating EBITDA, TransMontaigne believes that investors should consider, among other things, the amount by which EBITDA exceeds interest costs for the period, how EBITDA compares to principal repayments on debt for the period and how EBITDA compares to capital expenditures for the period. To evaluate EBITDA, the components of EBITDA such as revenue and operating expenses and the variability of such components over time, should also be considered. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to operating income (loss) (as determined in accordance with GAAP) as an indicator of TransMontaigne's operating performance or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. See TransMontaigne's consolidated financial statements incorporated by reference or included herein. TransMontaigne's method of calculating EBITDA may differ from methods used by other companies, and as a result, EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.

  (2) Pipeline volumes are expressed in barrels (42 gallons per barrel), and terminal and products supply and distribution volumes are expressed in gallons.

  (3) Net operating margin represents revenues less direct operating expenses for pipeline and terminal operations, and revenues less cost of refined petroleum products purchased for products supply and distribution operations.

                SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

  In December 1996, TransMontaigne acquired the Grasslands Facilities for approximately $71,000,000 in cash. The acquisition will be accounted for as a purchase.

  The selected pro forma consolidated financial data has been derived from the pro forma consolidated financial statements appearing elsewhere herein and should be read in conjunction with those statements and the notes thereto. This pro forma data is not necessarily indicative of the results to be expected after the acquisition of the Grasslands Facilities. The unaudited pro forma consolidated balance sheet at October 31, 1996 gives effect to the acquisition as if it had occurred at that date. The unaudited pro forma consolidated statements of operations data for the six months ended October 31, 1996 and the year ended April 30, 1996 give effect to the acquisition as if it had occurred on May 1, 1995.

                                                   SIX MONTHS       YEAR ENDED
                                                ENDED OCTOBER 31,   APRIL 30,
                                                      1996             1996
                                                ----------------- --------------
PRO FORMA STATEMENT OF OPERATIONS DATA:
Revenue.......................................    $494,471,136     $578,573,825
Costs and expenses:
 Product costs and direct operating expenses..     479,455,680      555,589,509
 General and administrative...................       3,428,305        5,538,771
 Depreciation and amortization................       2,705,028        4,669,541
                                                  ------------     ------------
                                                   485,589,013      565,797,821
                                                  ------------     ------------
Operating income..............................       8,882,123       12,776,004
Other income (expenses):
 Interest income..............................         893,051          520,900
 Equity in earnings of affiliates, net of
  minority interests..........................         274,102          604,963
 Interest expense and other financing costs...      (4,210,280)      (8,544,100)
 Other, net...................................         340,076              --
                                                  ------------     ------------
                                                    (2,703,051)      (7,418,237)
                                                  ------------     ------------
Earnings before income taxes..................       6,179,072        5,357,767
Income taxes--current.........................        (270,000)        (192,747)
                                                  ------------     ------------
Net earnings..................................    $  5,909,072     $  5,165,020
                                                  ============     ============
Earnings per common share.....................    $       0.28     $       0.34
                                                  ============     ============
                                                        OCTOBER 31, 1996
                                                --------------------------------
                                                                    PRO FORMA
                                                    PRO FORMA     AS ADJUSTED(1)
                                                ----------------- --------------
PRO FORMA BALANCE SHEET DATA:
Working capital...............................    $ 67,221,310     $ 75,661,360
Total assets..................................     232,052,487      240,492,537
Long-term debt, excluding current maturities..     108,684,067       63,684,067
Stockholders' equity..........................      71,671,884      125,111,934

--------
  (1) As adjusted to give effect to the sale of the 4,035,000 shares of Common Stock offered hereby by TransMontaigne at a public offering price of $14.25 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  TransMontaigne provides a broad range of integrated transportation, terminaling, supply, distribution, gathering, processing and marketing services to producers, refiners, distributors, marketers and end-users of petroleum products, natural gas and crude oil in the downstream sector of the petroleum industry. TransMontaigne is a holding company which conducts its operations through its subsidiaries primarily in the mid-continent and Rocky Mountain regions of the United States. TransMontaigne does not explore for, or produce, crude oil or natural gas, and it owns no crude oil or natural gas reserves.

  TransMontaigne owns and operates refined product, crude oil and natural gas assets, including pipeline systems and storage, terminaling, gathering and processing facilities. In December 1996, TransMontaigne acquired the Grasslands natural gas gathering system and processing facilities for approximately $71,000,000 in cash, complementing TransMontaigne's existing assets and operations. TransMontaigne also manages 15 small natural gas gathering systems for a major interstate pipeline company. In addition, a 65% owned subsidiary of TransMontaigne owns 27.75% of the stock of Lion Oil Company ("Lion") which owns and operates a modern oil refinery in El Dorado, Arkansas and associated pipeline systems and terminal facilities.

  The principal predecessor of TransMontaigne was formed in 1977 under the name of Continental Ozark Corporation. In April 1995, the present management and certain of the institutional stockholders of TransMontaigne assumed control of Continental Ozark Corporation through a merger in which the name of the corporation was changed to TransMontaigne Oil Company. In June 1996, TransMontaigne and a publicly held corporation merged, with the stockholders of TransMontaigne acquiring approximately 93% of the stock of the publicly held corporation.

  From October 1, 1992 through April 30, 1995, TransMontaigne incurred net losses, primarily due to the underutilization of its facilities, realization of small or negative margins from bulk product sales and wholesale marketing activities and a lack of adequate equity capital. The underutilization of facilities prior to April 1995 was primarily the result of the inability to finance capital improvements and the inventory required to more fully utilize these facilities. Net operating margins were insufficient to cover general and administrative expenses, depreciation and amortization, and interest and other financing costs which were incurred to support and finance its activities. Volatile market prices of refined petroleum products during these periods frequently resulted in sales of products at prices lower than cost and caused losses from inventory write-downs.

  Present management of TransMontaigne has established new inventory management information systems, policies, procedures and operating controls, and added managerial personnel to supervise the products supply and distribution operations in an effort to control inventory levels and related carrying costs, and more effectively manage inventory price risks. TransMontaigne's Risk and Product Management Committee reviews the total inventory on a weekly basis in order to ensure compliance with TransMontaigne's inventory management policies. TransMontaigne has adopted policies whereby its net inventory position subject to price risk requires the prior approval of the Risk and Product Management Committee.

  TransMontaigne realized a $7,836,000 improvement in net earnings over the prior year to $4,618,000 for the year ended April 30, 1996, primarily due to significantly improved pipeline, terminal and products supply and distribution net operating margins and related increases in volumes of product transported, handled and sold at its principal operating locations, while reducing interest charges and effectively controlling general and administrative expenses during a period of expansion and management restructuring.

  As of April 30, 1996, TransMontaigne had approximately $14,900,000 of net operating loss carryforwards for federal income tax purposes which are available to offset taxable income through 2009. Due to changes in ownership that occurred through April 30, 1996, the use of these net operating loss carryforwards to offset taxable income is limited to approximately $4,300,000 annually. As a result of a merger in June 1996, TransMontaigne has additional net operating loss carryforwards which were estimated to be approximately $6,600,000 as of October 31, 1996. These net operating loss carryforwards are available to offset taxable income through 2010, limited to approximately $1,300,000 annually. The tax benefit of the utilization of such carryforwards was recorded as a reduction of goodwill and other intangible assets acquired in the merger.

RESULTS OF OPERATIONS




                                SIX
                           MONTHS ENDED       YEARS ENDED        SEVEN
                            OCTOBER 31         APRIL 30      MONTHS ENDED  YEAR ENDED
                         ----------------- -----------------   APRIL 30,   SEPTEMBER 30,
                           1996     1995     1996     1995       1994         1993
                         -------- -------- -------- -------- ------------ ------------
                                 (IN THOUSANDS, EXCEPT MARGIN PER GALLON DATA)
PIPELINE OPERATIONS
 Volume(1)..............    9,765   10,044   18,902   13,721      8,654       12,245
 Revenues............... $  6,061 $  4,165 $  9,577 $  5,827   $  3,989     $  6,167
 Net Operating
  Margins(2)............ $  3,380 $  2,041 $  4,454 $  2,678   $  2,096     $  2,848
 Margin per Gallon...... $ 0.0082 $ 0.0048 $ 0.0056 $ 0.0046   $ 0.0058     $ 0.0055
TERMINAL OPERATIONS
 Volume(1)..............  352,000  285,000  587,000  547,000    321,100      433,200
 Revenues............... $  2,375 $  1,617 $  3,346 $  3,145   $  1,773     $  2,476
 Net Operating
  Margins(2)............ $  1,748 $  1,209 $  2,434 $  2,340   $  1,119     $  1,817
 Margin per Gallon...... $ 0.0050 $ 0.0042 $ 0.0041 $ 0.0043   $ 0.0035     $ 0.0042
PRODUCTS SUPPLY & DIS-
 TRIBUTION
 OPERATIONS
 Volume(1)..............  746,000  445,000  958,000  620,000    645,000      941,000
 Revenues............... $462,387 $236,233 $520,184 $315,619   $290,325     $499,294
 Net Operating
  Margins(2)............ $  3,598 $  2,993 $  5,829 $    761   $ (1,902)    $ (2,077)
 Margin per Gallon...... $ 0.0048 $ 0.0067 $ 0.0061 $ 0.0012   $(0.0029)    $(0.0022)
TOTAL OPERATIONS
 Revenues............... $470,823 $242,015 $533,107 $324,591   $296,087     $507,937
 Net Operating
  Margins(2)............ $  8,726 $  6,243 $ 12,717 $  5,779   $  1,313     $  2,588

--------
  (1) Pipeline volumes are expressed in barrels (42 gallons per barrel), and terminal and products supply and distribution sales volumes are expressed in gallons.

  (2) Net operating margin represents revenues less direct operating expenses for pipeline and terminal operations, and revenues less cost of refined petroleum products purchased for products supply and distribution operations.

  Prior to the acquisition of the Grasslands Facilities, TransMontaigne's revenues were derived primarily from three activities: transporting refined petroleum products and crude oil in pipelines; storing and terminaling refined petroleum products; and refined petroleum products supply and distribution. The acquisition of the Grasslands Facilities will have a significant impact on future results of operations. See "Selected Pro Forma Consolidated Financial Data."

  Pipeline revenues are based on the volume of refined petroleum products or crude oil transported and the distance from the origin point to the delivery point. TransMontaigne's interstate pipeline systems transport refined petroleum products and their tariffs are regulated by the Federal Energy Regulatory Commission (the "FERC"). TransMontaigne's intrastate pipeline transports crude oil and its tariffs are not regulated by the FERC but are regulated by the Texas Railroad Commission.

  Terminal revenues are based on the volume of refined petroleum products handled, generally at a standard per gallon rate. Terminal fees are not regulated. Storage fees are generally based on a per gallon rate, which varies with the duration of the storage arrangement, the refined petroleum product stored and special handling requirements. The operating costs of the pipeline and terminal businesses include wages and employee benefits, utilities, communications, maintenance and repairs, property taxes, rent, insurance, vehicle expenses, environmental protection costs, materials and supplies.

  The products supply and distribution business includes bulk sales of refined petroleum products and the wholesale distribution of refined petroleum products from terminals. Bulk purchase and sale transactions in quantities of 25,000 barrels to 50,000 barrels are common and are generally made at small margins. Wholesale distribution of refined petroleum products from proprietary and nonproprietary terminal truck loading rack locations is primarily represented by truck load sales of 8,000 gallons.

 Six Months Ended October 31, 1996 Compared to Six Months Ended October 31,
1995

  The net operating margin from pipeline operations of $3,380,000 increased 66%, or $1,339,000, in the current year six month period. This increase resulted primarily from a net increase in the volumes of higher tariff pipeline shipments, notwithstanding a 2.8% decrease in total volumes shipped, together with increases in joint tariff participation and tankage rental income. These increases resulted in a 46% increase in revenues of $1,896,000 in the current year six month period. The increase in revenues was partially offset by a 26% increase in operating costs of $557,000, primarily due to incremental power costs from additional long haul shipment volumes and increased field personnel costs, repairs and maintenance and property tax assessments.

  The net operating margin from terminal operations of $1,748,000 increased 45%, or $539,000, in the current year six month period. This increase resulted from a 24% increase in volumes handled, primarily at the Little Rock, Arkansas terminal, offset in part by an increase in terminal operating costs of 54% attributable to a new terminal lease, additional freight charges, field personnel expenses and property tax assessments.

  The net operating margin from product sales of $3,598,000 increased 20%, or $605,000, in the current year six month period, while net revenues increased $226,154,000 on additional volume of 301,000,000 gallons sold. The $.0048 net operating margin per gallon realized in the current year six month period decreased $.0019 from the $.0067 per gallon realized during the prior year six month period, primarily due to higher than normal product margins realized during the first half of the prior year six month period caused by strong market conditions during that period.

  During the current year six month period, general and administrative expenses increased approximately $902,000, a 40% increase over the prior year six month period, primarily due to additional personnel costs and increased employee relocation, information systems and communication expenses.

  Other income includes equity in earnings of affiliates and interest income. Equity in earnings of affiliates is essentially represented by TransMontaigne's share of Lion's earnings. During the current year six month period TransMontaigne's share of Lion's earnings (net of related minority interests) was approximately $274,000 compared to $261,000 for the prior year six month period, primarily due to Lion realizing slightly improved refinery "crack spreads" (the price difference between product output and crude oil costs).

  Interest income during the current year six month period increased to $893,000 from $259,000 primarily due to an approximate $15,000,000 increase in average interest bearing cash balances held for future investments.

  Interest expense represents interest on the revolving bank line of credit which was used primarily to finance inventory and accounts receivable and interest on TransMontaigne's senior subordinated debentures. Interest expense during the current year six month period decreased $34,000, a 2% reduction from the prior year six month period. Lower interest rates in the current year six month period offset the effect of a $6,000,000 increase in the average loan balance outstanding. Interest expense includes other financing costs, including fees paid for letters of credit issued to product suppliers and loan commitment fees paid in connection with TransMontaigne's prior revolving credit facility.

  Net earnings before income taxes for the current year six month period were $4,750,000, an 87% increase of $2,208,000 over the $2,542,000 for the prior year six month period, primarily as a result of the increases in pipeline and terminal and products supply and distribution net operating margins, together with additional interest income and increased earnings from Lion, which increases were partially offset by increased general and administrative expenses. The provision for income taxes of $270,000 for the current year six month period primarily represents estimated state income taxes. Net after tax earnings for the current year six month period were $4,480,000, an 81% increase of $2,011,000 from the $2,469,000 reported for the prior year six month period.

 Year Ended April 30, 1996 Compared to Year Ended April 30, 1995

  The net operating margin from pipeline operations increased 66%, or $1,776,000, to $4,454,000 during the year ended April 30, 1996 as compared to $2,678,000 during the prior year ended April 30, 1995. This increase primarily was due to a 38% increase in volumes shipped and increased utilization. These increases resulted in a 64% increase in revenues of $3,750,000 during the period. The increase in revenues was partially offset by a 63% increase in operating costs of $1,974,000, primarily due to incremental power costs due to increased volumes, additional personnel costs and reductions in the reimbursement of certain costs previously paid by third parties.

  The net operating margin from terminal operations increased 4%, or $94,000, to $2,434,000 during the year ended April 30, 1996. This increase resulted from a 7% increase in volumes, primarily from the Little Rock, Arkansas terminal, offset in part by an increase in terminal operating costs of 13%.

  The net operating margin from product sales increased 666%, or $5,068,000, during the year ended April 30, 1996 compared to the prior year, while net revenues increased $204,565,000 on additional volume of 338,000,000 gallons sold. The improved net margins were primarily due to increased bulk and rack product sales volumes, and higher market prices for products sold in the peak seasonal period of gasoline demand occurring in TransMontaigne's fiscal quarter ended April 30, 1996, during which period gasoline prices reached a five year high of over $.70 per gallon. The $.0061 net operating margin per gallon realized in the year ended April 30, 1996 increased $.0049 from the $.0012 per gallon realized during the prior year, primarily due to slightly higher than normal product margins realized during the 1996 year and significantly lower margins realized during the prior year.

  During the year ended April 30, 1996, general and administrative expenses increased approximately 18% over the prior year, primarily due to increases in salaries and related employee benefits costs associated with the hiring of additional personnel.

  Other income includes equity in earnings of affiliates and interest income. During the year ended April 30, 1996, equity in earnings of affiliates (net of the related minority interests) increased to approximately $605,000 from approximately $295,000 for the prior year, primarily due to improved crack spreads at Lion.

  Interest income during the year ended April 30, 1996, was attributable to the investment in interest bearing securities of approximately $10,000,000 of cash held for future investments during the period.

  Interest expense represents interest on the revolving bank line of credit used to finance inventory and accounts receivable and interest on TransMontaigne's senior subordinated debentures. Interest expense decreased $588,000, or 19%, primarily as a result of lower average balances outstanding under the line of credit. Other financing costs include fees paid for letters of credit issued to product suppliers and loan commitment fees paid in connection with the revolving loan facility.

  As a result of the increases in pipeline, terminal and products supply and distribution net operating margins, reduction in interest expense and increase in interest income, discussed above, net earnings for the year ended April 30, 1996 increased $7,836,000 to $4,618,000 from a loss of $3,218,000 for the prior year.

 Year Ended April 30, 1995 Compared to the Seven Months Ended April 30, 1994 and the Year Ended September 30, 1993.

  Net operating margins from pipeline operations were $2,678,000 for the year ended April 30, 1995, $2,096,000 for the seven months ended April 30, 1994 and $2,848,000 for the year ended September 30, 1993. The increase in margins during these periods was primarily a result of TransMontaigne's acquisition of the NORCO pipeline in November, 1992 which contributed additional volumes of approximately 9,850,000 barrels per year. Operating costs for the periods subsequent to the acquisition of the NORCO pipeline through the year ended April 30, 1995 were relatively constant.

  Terminal operations generated net operating margins of $2,340,000 for the year ended April 30, 1995, $1,119,000 for the seven months ended April 30, 1994 and $1,817,000 for the year ended September 30, 1993. This increase in net operating margins during these periods was due primarily to the increased volumes and revenues attributable to the acquisition of the Little Rock south terminal in May 1993 and the increased utilization of TransMontaigne's Rogers, Arkansas terminal. As a result, terminal volumes handled increased to 547,000,000 gallons for the year April 30, 1995 from 433,200,000 gallons for the twelve months ended September 30, 1993 and revenues increased to $3,145,000 from $2,476,000 for the comparable periods. Although terminal volumes increased significantly during these periods, terminal operating expenses remained relatively constant, resulting in increased net operating margins during these periods.

  Net operating margins (losses) on product sales were $761,000 for the year ended April 30, 1995, $(1,902,000) for the seven months ended April 30, 1994 and $(2,077,000) for the year ended September 30, 1993. During these periods, there were significant fluctuations in product purchase and sale prices reflecting the volatility in the world-wide energy markets. In many cases this resulted in reduced or negative margins on sales of products and an inventory write-down. During the seven months ended April 30, 1994, TransMontaigne recorded a write-down of approximately $3,640,000 to reduce inventories to the lower of cost or market calculated as of December 31, 1993. The write-down was a result of a steep decline in refined petroleum product prices in the latter part of 1993 to $.40 per gallon in December of 1993 from a high in 1993 of $.64 per gallon in May 1993.

  Revenues from product sales declined subsequent to April 30, 1994 as a result of discontinuing the business of a limited partnership in which TransMontaigne owned a one-third interest and was the managing general partner. The partnership conducted trading operations primarily in the cash market by purchasing and selling refined petroleum products and crude oil. While significant revenues were generated during the seven months ended April 30, 1994 and the year ended September 30, 1993, the effect on net earnings (losses) during these periods was not significant.

  General and administrative expenses also increased approximately 15% annually from the year ended September 30, 1993 through the year ended April 30, 1995 as a result of TransMontaigne's acquisitions of the NORCO and CETEX pipelines, the growth of the Razorback pipeline/Rogers terminal operations, the acquisition of the Little Rock south terminal, and the expansion of product supply and distribution activities, all of which increased personnel costs and related supporting administrative expenses.

  Depreciation and amortization increased in subsequent periods from the amount recorded in 1993, primarily due to the acquisitions of the NORCO and CETEX pipelines in 1992 and the Little Rock south terminal in 1993.

  Other income includes equity in earnings of affiliates and interest income. Equity in earnings (losses) of affiliates, net of the related minority interest, was $295,000 in the year ended April 30, 1995, $479,000 in the seven months ended April 30, 1994, and $(59,000) in the year ended September 30, 1993. During these periods, the operating results of Lion fluctuated widely as a result of volatile crude oil and refined products prices and crack spreads. During periods of fluctuating prices, Lion experiences reductions in crack spreads when market prices of refined products do not change in correlation to changes in crude oil prices.

  Interest expense during the periods from 1993 through 1995 fluctuated with changes in the average outstanding loan balances and with changes in the interest rates on the loans, which ranged from 7% to 9% during these periods. The average outstanding loan balance increased from approximately $34,500,000 for the year ended September 30, 1993 to approximately $37,100,000 for the seven months ended April 30, 1994 and to approximately $35,700,000 for the year ended April 30, 1995. Interest expense also includes interest on outstanding senior subordinated debentures during these periods.

  The loss on cancellation of an aircraft lease of $287,000 recorded in the fourth quarter of the year ended April 30, 1995 was a nonrecurring expense.

  TransMontaigne incurred net losses for the year ended April 30, 1995, the seven months ended April 30, 1994, and the year ended September 30, 1993, of $3,218,000, $2,854,000 and $4,490,000, respectively, primarily as a result of the underutilization of its pipelines and terminals, a lack of adequate capital and the fluctuations in the net operating margins, discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  TransMontaigne endeavors to secure sources of long-term capital prior to committing to new projects. Since April 1995, TransMontaigne's present management has raised $55,000,000 in common equity through private placements to institutional investors and established the Credit Facility.

  The net cash used by operating activities during the six months ended October 31, 1996 was $10,383,000, a $1,728,000 increase over the cash used by operating activities during the prior year six month period. This increase was primarily a result of increased inventory levels and increased trade receivables resulting from increased business, partially offset by increased trade payables to suppliers of inventory.

  Capital expenditures were $4,124,000, $748,000, $462,000 and $4,731,000 for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, respectively. Capital expenditures for the six months ended October 31, 1996 were $5,837,000.

  TransMontaigne estimates capital expenditures of approximately $114,000,000 for the two fiscal years ended April 30, 1998. These capital expenditures include approximately $71,000,000 for the Grasslands Facilities in December 1996 and approximately an additional $14,000,000 expended during the eight months ended December 31, 1996. The remainder of approximately $29,000,000 is anticipated to be expended during the balance of the two fiscal years ended April 30, 1998, for planned pipeline, terminal and natural gas gathering and processing facilities and assets to support these facilities. TransMontaigne expects to identify additional acquisitions and expansion projects in the future. Actual future capital expenditures will depend on numerous factors, including the availability of appropriate acquisitions; the demand for transportation, supply, distribution and marketing services; local, state and federal governmental regulations; environmental compliance requirements; and the availability of financing on acceptable terms.

  TransMontaigne's $130,000,000 Credit Facility consists of a five year $45,000,000 working capital revolving credit facility and an $85,000,000 acquisition revolving credit facility. Approximately $71,000,000 of the acquisition revolving credit facility was used to finance the acquisition of the Grasslands Facilities. The first $45,000,000 of proceeds of any public or private equity issuance (including the Underwritten Offering) and certain public or private debt issuances are required to be applied to the repayment of the amounts outstanding under the acquisition revolving credit facility. After repayment of $45,000,000 of the acquisition revolving credit facility, and if TransMontaigne then has consolidated tangible net worth (as defined in the Credit Agreement) of $100,000,000, TransMontaigne may convert the balance of the Credit Facility into the $85,000,000 Successor Facility due December 31, 2001. The amount available under the Successor Facility will be reduced by $3,125,000 each calender quarter beginning March 31, 2000. If the Credit Facility is not converted into the Successor Facility on December 31, 1999, the acquisition revolving credit facility will terminate and amounts outstanding under it will convert to a term loan and 5% of the amount outstanding on December 31, 2000 will be due each calender quarter beginning March 31, 2000, with the balance due December 31, 2001. Borrowings under the Credit Facility generally bear interest at a rate per year equal to the lender's announced Base Rate, subject to a Eurodollar pricing option at TransMontaigne's election. The weighted average interest rate on amounts outstanding under the Credit Facility as of December 31, 1996 was 7.3%. The Credit Facility and the Successor Facility are secured by a pledge of the capital stock of all of TransMontaigne's subsidiaries, contain restrictive covenants and include provisions which could inhibit a change in control of TransMontaigne.

  TransMontaigne had working capital of $67,221,000 at October 31, 1996. If the Offerings had closed on December 31, 1996, TransMontaigne would have had available financing capacity under the Successor Facility of approximately $19,000,000. Management believes TransMontaigne's current working capital position; future cash provided by operating activities; available borrowing capacity under its Credit Facility; other borrowing permitted under the Credit Facility; and its relations with institutional lenders and equity investors should enable it to meet its future capital requirements, although there can be no assurance that TransMontaigne will be able to obtain additional capital when needed on acceptable terms.

ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets to be Disposed Of" ("SFAS 121") was issued in March 1995, by the Financial Accounting Standards Board. It requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is required to be adopted for fiscal years beginning after December 15, 1995. The adoption of this statement by TransMontaigne in the first quarter of the fiscal year ending April 30, 1997 had no effect on TransMontaigne's financial statements.

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") was issued by the Financial Accounting Standards Board in October 1995. This standard addresses the timing and measurement of stock-based compensation expense. Entities electing to continue to follow Accounting Principles Board Opinion No. 25 ("APB 25") must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined by SFAS 123 had been applied. SFAS 123 is applicable to fiscal years beginning after December 15, 1995. TransMontaigne has elected to retain the approach of APB 25 (the intrinsic value method) for recognizing stock-based compensation in the consolidated financial statements. TransMontaigne will include the disclosures required by SFAS 123 in future annual consolidated financial statements.

                                   BUSINESS

  TransMontaigne provides a broad range of integrated transportation, terminaling, supply, distribution, gathering, processing and marketing services to producers, refiners, distributors, marketers and end-users of petroleum products, natural gas and crude oil in the downstream sector of the petroleum industry. TransMontaigne is a holding company which conducts its operations through its subsidiaries primarily in the mid-continent and Rocky Mountain regions of the United States. TransMontaigne does not explore for, or produce, crude oil or natural gas, and it owns no crude oil or natural gas reserves.

  TransMontaigne owns and operates refined petroleum product, crude oil and natural gas assets. TransMontaigne's refined petroleum product and crude oil assets consist primarily of 747 miles of pipeline and ten storage and terminal facilities in seven states with a combined tank storage capacity of approximately 4,820,000 barrels. Its natural gas gathering and processing assets consist of four gathering and processing systems in two states with combined throughput capacity of approximately 85 million cubic feet per day and over 2,700 miles of pipelines. The use of these facilities and an extensive network of additional common carrier pipelines and terminal facilities owned by others allows TransMontaigne to significantly expand its geographic service area and the types of services it provides.

  TransMontaigne believes that fundamental structural changes and outsourcing in the petroleum industry are creating opportunities for its continued growth. Major oil companies and independents are undertaking reorganization, rationalization and cost-saving measures in an effort to improve operating and financial performance. In many instances this results in the disposition of domestic non-strategic, non-core businesses and downstream assets and facilities, and in the outsourcing of procurement, maintenance, transportation, supply, distribution, gathering, processing, marketing and administrative functions.

  TransMontaigne believes that this disposition of downstream assets and facilities provides opportunities for it to purchase pipeline, storage, terminaling, processing and gathering assets, and to apply focused management and more cost effective utilization of these facilities while providing value-added service at competitive prices to its customers, often including the former owners of the assets. TransMontaigne has acquired, designed and developed its physical assets and its operating, risk management and information systems in order to take advantage of these opportunities.

  The principal predecessor of TransMontaigne was formed in 1977 under the name of Continental Ozark Corporation. In April 1995, the present management and certain of the institutional stockholders of TransMontaigne acquired control of Continental Ozark Corporation through a merger in which the name of the corporation was changed to TransMontaigne Oil Company. In June 1996, TransMontaigne and a publicly held corporation merged, with the stockholders of TransMontaigne acquiring approximately 93% of the stock of the publicly held corporation.

  During the first fiscal year after assuming control of Continental Ozark Corporation in April 1995, TransMontaigne increased net operating margins to $12,700,000 from $5,800,000 for the prior fiscal year by improving the performance of its facilities through selective capital improvements; restructured operating and administrative functions; and expanded marketing of services. TransMontaigne's management has implemented an operating plan and financial management systems which provide the foundation for its current operations and future growth.

  The acquisition of the Grasslands Facilities in December 1996 is an example of the opportunities available to TransMontaigne to enhance its earnings performance by capitalizing on the industry's divestiture trend and applying its management expertise in the downstream sector of the petroleum industry. The facilities will complement TransMontaigne's existing natural gas gathering and processing facilities in the Williston Basin of the Rocky Mountain region, and will enable TransMontaigne to improve service to oil and gas producers as well as to end-users of NGLs and natural gas.

OPERATING STRATEGY

  TransMontaigne intends to achieve its primary objective of growth in cash flow and earnings by:

  .  Increasing throughput volumes and utilization of existing assets through
  system improvements,    competitive pricing, quality service and
  identification of and response to market needs.

  .  Using advanced management information and financial systems to timely
  supply petroleum    products to market areas with the most favorable profit
  margins and to effectively manage    inventory levels and product costs.

  . Expanding existing assets and constructing new facilities in order to satisfy market demand.

  .  Capitalizing on the industry's divestiture and outsourcing trends
  through the acquisition of    businesses and assets which offer potential
  for continued improvement in operating results.

  .  Employing management's experience, business relationships and reputation
  for directing the    growth of companies providing services to the
  downstream sector of the petroleum industry.

  .  Maintaining a balance sheet that allows financial flexibility, providing
  ready access to sources of    capital required for expansion and growth.

TRANSPORTATION SERVICES

  Through its wholly owned subsidiary TransMontaigne Transportation Services Inc., TransMontaigne provides refined petroleum product and crude oil transportation, storage and terminaling services to over 500 customers, including most major oil companies and independent refiners in the United States. TransMontaigne employs its 747 miles of pipeline and ten storage and terminal facilities in seven states with a combined tank storage capacity of approximately 4,820,000 barrels in conjunction with the major mid-continent pipeline and terminal systems owned by others to transport products to market destinations and to conduct exchange transactions with major and independent petroleum companies. The combined utilization of TransMontaigne-owned and non-owned assets allows it to significantly expand its geographic service area and the types of services it provides.

 Pipelines

  TransMontaigne owns and operates a 457-mile refined petroleum products pipeline from Ft. Madison, Iowa through Chicago to Toledo, Ohio (the "NORCO pipeline") and associated storage facilities located at Hartsdale, Indiana; and Toledo, Ohio. The NORCO pipeline system is interconnected to all major mid-continent common carriers. TransMontaigne also owns a 60% interest in a 67-mile refined petroleum products pipeline operating from Mt. Vernon, Missouri to Rogers, Arkansas (the "Razorback pipeline") and an associated storage facility at Mt. Vernon. The Razorback pipeline is the only refined petroleum products pipeline providing transportation services to northwest Arkansas. TransMontaigne also owns and operates a 220-mile crude oil gathering pipeline system, with 807,500 barrels of tank storage capacity, located in east Texas (the "CETEX pipeline").

  In general, a shipper owns the refined petroleum products or crude oil and transfers custody of the products to the NORCO or Razorback pipelines or the crude oil to the CETEX pipeline for shipment to a delivery location at which point custody again transfers. Tariffs for the transportation service are regulated and are charged by TransMontaigne to shippers based upon the origination point on the pipelines to the point of product delivery. These tariffs do not include fees for the storage of products at the NORCO and Razorback pipeline storage facilities or crude oil at the CETEX pipeline storage facilities, or for the terminaling and storage of products at TransMontaigne terminals, the fees for which are separately charged if those facilities are utilized.

  TransMontaigne's pipeline business depends in large part on the level of demand for refined petroleum products in the markets served by the pipelines, together with the ability and willingness of refiners and marketers having access to the pipelines to supply that demand by shipments through these pipelines. Competition is based primarily on pipeline operational dependability, quality of customer service provided and proximity to end-users, although product pricing at either the origin or terminal destination on a pipeline may outweigh transportation cost considerations. TransMontaigne believes that high capital costs, tariff regulation, environmental considerations, problems in acquiring rights-of-way and TransMontaigne's available capacity make it unlikely that additional competing pipeline systems comparable in size to the NORCO and Razorback pipelines will be built in the near term.

 Terminals

  The TransMontaigne-owned and operated terminals connect with product transportation systems, storage facilities and product distribution locations. These terminals are located in Rogers, Arkansas; Little Rock, Arkansas; East Chicago, Indiana; Indianapolis, Indiana; South Bend, Indiana; and Bryan, Ohio.

  The original South Bend terminal, inactive since its purchase in 1992, was demolished and rebuilt during 1996. This modern facility which opened in January 1997 has storage capacity of 210,000 barrels and is capable of delivering volumes in excess of 15,000 barrels per day. The East Chicago, Indiana facility, purchased in January 1997, has approximately 1,186,000 barrels of storage capacity, including specialized storage for aviation and jet fuel, and strategic connections to additional pipelines and facilities in the Chicago, Illinois and Whiting, Indiana areas. These terminal and storage facilities are expected to enhance terminaling revenue and improve utilization and pipeline revenues on the NORCO pipeline system.

  Terminal revenues are based on the volume of products handled, generally at a standard industry fee. Terminal fees are not regulated. The terminals receive petroleum products in bulk quantities from connecting pipeline systems. Products are stored in bulk at the terminals and made available to wholesale, shipment and exchange customers which transport the products by truck to commercial and retail destinations and then to the end-user. TransMontaigne markets refined petroleum products over truck loading racks at owned terminals, as well as through exchanges with numerous companies at other non-owned terminals located throughout the TransMontaigne distribution area. TransMontaigne believes that based on location, pipeline connections and quality of service, its terminals offer advantages over competing terminals.

  Major and independent petroleum companies own terminal and storage facilities which often have similar capabilities to those owned by independent operators such as TransMontaigne, but generally do not provide terminaling and storage services to third parties. In many instances, these companies are also significant customers of TransMontaigne and frequently provide strong demand for its terminals, particularly when TransMontaigne's terminals and storage facilities have more cost effective locations near key transportation connections. These companies also utilize TransMontaigne for terminaling and storage services when their proprietary facilities are inadequate, either because of size constraints, the nature of the products stored or specialized handling requirements.

  Storage of refined petroleum products at TransMontaigne-owned terminals pending delivery is considered to be an integral but separate segment of its refined petroleum product handling service. Storage fees are generally based on a per gallon rate, which varies with the duration of the storage arrangement, the product stored and special handling requirements. Ancillary services, including injection of shipper-furnished or TransMontaigne-furnished additives, are also available for a fee at the TransMontaigne terminals.

PRODUCT SERVICES

  TransMontaigne conducts its products services business through its wholly owned subsidiary TransMontaigne Product Services Inc. Product services consist of the bulk purchase and sale of substantial volumes of refined petroleum products and the wholesale marketing of products at terminal truck loading rack locations, both of which are high volume, low margin activities. These product supply and distribution efforts are enhanced by TransMontaigne's ownership and operation of product pipelines and terminals, a constant supply of NGLs from its gathering and processing operations, and by its inventory positions in third-party common carrier pipeline systems. TransMontaigne employs these assets to arbitrage regional product price differentials and transportation costs; to buy bulk volumes of products at the wholesale level and remarket them over truck loading racks; and to take advantage of opportunities presented by changing market conditions and seasonal variations.

  TransMontaigne enters into product exchange transactions in order to enhance operating margins in connection with its marketing activities. Exchanges are arranged through agreements under which TransMontaigne agrees to buy and sell products that differ in terms of geographic location, type of product or delivery schedule. Through such exchanges, which are continuously monitored by TransMontaigne's management information and risk management systems, TransMontaigne seeks to increase its operating margins by maximizing transportation, terminaling and product sales revenues from each barrel of product sold while also minimizing related storage and shipping costs. Exchange agreements are generally for 30 days and month-to-month thereafter until terminated by either party. TransMontaigne believes these short-term contracts minimize the effect of volatile market prices and regional economic aberrations and considers them essential in order to retain the flexibility to respond to local demands and to changing market prices, conditions and seasonal variations. However, termination of short-term contracts could result in a reduction of pipeline and terminal volumes.

  Generally, when TransMontaigne purchases refined petroleum products, it also simultaneously enters into corresponding sale or exchange transactions involving physical deliveries of the refined petroleum product to a third party, or corresponding sales of futures contracts on the NYMEX. This procedure gives TransMontaigne a stable and reliable refined petroleum product supply which can be sold at prevailing market prices to customers having recurring and spot purchase requirements.

  TransMontaigne can hedge by entering into a future physical delivery obligation to a third party or purchasing a futures contract on the NYMEX in order to maintain a substantially balanced position between product purchases and future product sales or delivery obligations and to minimize exposure to the risk of price volatility of oil and gas products. TransMontaigne selectively hedges a limited portion of its inventory through the purchase and sale of futures and options contracts which are intended to offset the effects of price fluctuations.

  TransMontaigne generally does not hedge the price risk on certain portions of its inventory, consisting of pipeline fill, tank bottoms and a minimum product supply required to satisfy exchange obligations; this product is not held for sale since it is required in order to maintain a "wet system." A pipeline must be full of product, or "wet," at all times in order to accept product volume at one end and deliver the same volume at the other end, and minimum storage tank bottoms of approximately two feet of product are required in order to assure that no vapor enters the piping system.

  TransMontaigne's Risk and Product Management Committee reviews the total inventory on a weekly basis in order to ensure compliance with TransMontaigne's inventory management policies. TransMontaigne's operating policy imposes dollar limits on the purchase of refined petroleum products and futures contracts or other derivative products for the purpose of price change trading.

NATURAL GAS GATHERING AND PROCESSING

  TransMontaigne conducts its natural gas gathering and processing business through its wholly owned subsidiary Bear Paw Energy Inc. In December 1996 TransMontaigne acquired the Grasslands Facilities. The Grasslands Facilities will complement TransMontaigne's existing natural gas gathering and processing facilities in the Williston Basin of the Rocky Mountain region, and will enable TransMontaigne to improve service to oil and gas producers as well as to end-users of NGLs and natural gas. The Grasslands system is one of the largest natural gas gathering and processing facilities in the Williston Basin which is currently among the most active areas of domestic oil and gas drilling. With the acquisition of the Grasslands Facilities, natural gas gathering and processing becomes a significant and integral component of TransMontaigne's business.

  The Grasslands natural gas processing plant, located in McKenzie County, North Dakota, was built in 1980. Although the plant is designed for approximately 65 million cubic feet per day inlet capacity, it has operated at approximately 75 million cubic feet per day for extended periods and, in addition, has approximately 180 long tons per day capacity for sulfur recovery. The designed product recoveries are 88% propane, 99% butane and 100% gasoline.

  Current throughput is approximately 45 million cubic feet per day from over 1,200 active leases, which is gathered through approximately 2,500 miles of low and high pressure gathering lines. The majority of the wells connected to the Grasslands Facilities primarily produce crude oil. They also produce small volumes of natural gas that are generally high in NGL content. The natural gas gathering lines cover the Williston Basin areas of western North Dakota and eastern Montana. A 20 mile high pressure pipeline with a designed capacity in excess of 25 million cubic feet per day has been recently completed into the area of active Lodgepole geologic formation drilling near Dickinson, North Dakota. Additional oil and gas wells can be connected to this entire system if successful drilling continues.

  After natural gas has been processed at the Grasslands plant, the resulting products are marketed by TransMontaigne. Residue natural gas is delivered to and marketed through connections with interstate pipelines. This delivery is automated, allowing it to be monitored and adjusted via computer by operators at the plant or by a dispatcher at another location. NGLs are transported from the Grasslands plant by truck or pipeline to TransMontaigne's Riverview, Montana storage facility, from which it is transported to market by truck or rail.

  The Grasslands Facilities are strategically located between TransMontaigne's Marmarth facility in southwestern North Dakota, its Baker facility in eastern Montana and its 50% owned Lignite facility in northern North Dakota. With the Grasslands Facilities, TransMontaigne has natural gas gathering facilities covering the eastern corridor of Montana and the western quarter of North Dakota, from the Canadian border to the South Dakota border which will significantly enhance TransMontaigne's ability to provide complete service to North Dakota and Montana producers as well as to end-users of NGLs and natural gas.

  The Marmarth system is an approximately 4 million cubic feet per day capacity natural gas gathering, processing, and treating facility which gathers natural gas at low pressure in southwestern North Dakota through approximately 15 miles of gathering pipelines. NGLs are currently sold locally by truck after being fractionated at the Baker facility.

  The Baker system located in eastern Montana is an approximately 4 million cubic feet per day capacity natural gas processing plant connected to a 15 mile gathering pipeline presently under construction. Baker also fractionates the Marmarth system NGLs and provides processing for a major oil company.

  The Lignite system is an approximately 12 million cubic feet per day capacity natural gas processing and treating facility located in northern North Dakota connected to approximately 250 miles of gathering pipelines.

  TransMontaigne contracts with producers to gather natural gas from individual wells located in proximity to its facilities. After a contract has been executed, TransMontaigne connects these wells to its gathering system through which the natural gas is delivered to its processing facility. At its processing plants, the natural gas is compressed, fractionated NGLs are extracted and the remaining residue natural gas is treated to meet pipeline quality specifications. Three of TransMontaigne's four processing plants can further separate, or fractionate, the mixed NGL stream into ethane, propane, butane and natural gasoline to obtain a higher value for the NGLs, and all four of its plants are able to process and treat natural gas containing hydrogen sulfide or other impurities which require removal prior to delivery for resale.

  TransMontaigne continually seeks additional dedicated natural gas supplies to maintain or increase throughput levels to offset natural production declines in dedicated volumes. Such natural gas supplies are obtained by purchasing existing systems from third parties or by connecting additional wells. The opportunity to connect new wells to existing facilities is primarily affected by levels of drilling activity near TransMontaigne's natural gas gathering systems.

  Substantially all natural gas flowing through TransMontaigne's facilities is supplied under long- term contracts providing for the purchase, treating or processing of such natural gas for periods ranging from five to twenty years. On a pro forma basis assuming that the acquisition of the Grasslands Facilities had occurred on May 1, 1996, approximately 40% of TransMontaigne's natural gas throughput for the six months ended October 31, 1996 was purchased under percentage-of-proceeds agreements in which TransMontaigne is typically responsible for arranging for the transportation and marketing of the NGLs and residual natural gas. The price paid to producers is a specified percentage of the net proceeds received from their sale. Under this type of contract, TransMontaigne and the producers share proportionally in price changes. On a pro forma basis, approximately 60% of TransMontaigne's natural gas throughput for the six months ended October 31, 1996 was gathered under contracts that are primarily fee-based in which TransMontaigne receives a set fee for each thousand cubic feet of natural gas gathered and processed. This type of contract provides TransMontaigne with a steady revenue stream that is not dependent on commodity prices, except to the extent that low prices may cause a producer to curtail production or that high prices may curtail demand.

  The gathering, processing and marketing sector of the natural gas industry is currently in a consolidation phase. As this consolidation takes place, it may become more difficult for many companies to earn acceptable returns on smaller systems. Many oil and gas producers that have previously operated their own natural gas gathering and processing facilities may realize they lack the operational and management skills necessary to maximize the return on these investments and choose to sell these assets. Consistent with its operating strategy, TransMontaigne intends to take advantage of the opportunities presented by this consolidation.

  In addition to the ownership of its four natural gas systems, TransMontaigne manages 15 small natural gas gathering systems for a major interstate pipeline company. TransMontaigne earns a fee for the management of these systems and is compensated for any additional volumes which it connects to them.

LION OIL COMPANY INVESTMENT

  In 1985, a 65% owned subsidiary of TransMontaigne purchased 27.75% of the stock of Lion, which owns a modern 65,000 barrel per day refinery in El Dorado, Arkansas; a 188-mile crude oil transportation pipeline in east Texas; a 1,100-mile crude oil gathering system in south Arkansas and north Louisiana; and two refined petroleum products terminals in Tennessee. Lion is operated under a management contract with a company which owns 48.6% of Lion. The remaining 23.65% of Lion is owned by various south Arkansas oil and gas producers. TransMontaigne has two representatives on the board of directors of Lion. TransMontaigne's interest in Lion is reported for financial statement purposes using the equity method of accounting.

ENVIRONMENTAL REGULATION

 General

  The operations of TransMontaigne are subject to federal, state and local laws and regulations relating to protection of the environment. Future regulation may impose additional requirements. Although TransMontaigne believes that its operations are in material compliance with applicable environmental laws and regulations, and TransMontaigne has not budgeted any material amounts for environmental compliance for the current fiscal year, risks of substantial costs and liabilities are inherent in pipeline, terminal and processing operations, and there can be no assurance that significant costs and liabilities will not be incurred.

 Water

  Terminal and pipeline facilities are extensively regulated by the Federal Water Pollution Control Act of 1972, as amended ("FWPCA"), the Oil Pollution Act of 1990, as amended ("OPA"), and other laws relating to prevention of and response to oil spills, and the discharge of pollutants into navigable waters. In addition, certain of the natural gas and liquid pipelines are subject to regulations governing construction, operation and safety standards and reporting requirements for certain spills and other accidents. The FWPCA and OPA subject owners and operators of certain facilities to potentially severe civil liability for removal costs and damages, including injury to and loss of use of natural resources, and potential substantial penalties and criminal liability resulting from oil spills into navigable waters, or adjoining shorelines or into the exclusive economic zone. In addition, liability may also be imposed for damages for injury to, or economic losses resulting from destruction of, real or personal property. States in which TransMontaigne operates have also enacted laws which may require monitoring and clean up of contaminated surface and groundwater at certain facilities.

  Some of TransMontaigne's pipelines cross navigable rivers and streams. Certain of TransMontaigne's facilities are also located near bodies of water and environmentally sensitive areas, such as wetlands. Contamination resulting from spills or releases of refined petroleum products are not unusual within the petroleum pipeline industry. Several of TransMontaigne's facilities have soil and groundwater contamination. TransMontaigne is indemnified by previous owners for most of the known contamination identified within specified time periods; however, there can be no assurance that the previous owners will not dispute coverage and refuse to accept responsibility for any discovered contamination. Presently, there are no disputed claims involving any material costs. Contamination for which TransMontaigne is not indemnified has been handled in the normal course of business and is not expected to have a material adverse effect on TransMontaigne, although there can be no assurance that a material adverse effect will not occur.

 Regulation of Aboveground Storage Tanks

  The states in which TransMontaigne operates facilities regulate aboveground storage tanks containing liquid substances. If federal legislation is enacted in the future, it could impact the design, construction, maintenance and operation of aboveground storage tanks. However, TransMontaigne does not believe such future requirements would have a material adverse effect on TransMontaigne.

 Air Emissions

  The operations of TransMontaigne are subject to the Federal Clean Air Act and comparable state and local statutes. Certain of TransMontaigne's facilities must have permits and meet emission limitations. In addition, many of the bulk product facilities are required to have vapor recovery or combustion units.

  To the extent that any terminals are nearing volume limitations, permit modifications could be required. Amendments to the Federal Clean Air Act enacted in 1990 will require most industrial operations in the United States to incur future capital expenditures in order to meet the air emission control standards that are to be developed and implemented by the EPA and state environmental agencies during the next decade. Pursuant to these Clean Air Act Amendments, permits need to be obtained for certain facilities which could result in stricter limitations. Those facilities that emit volatile organic compounds ("VOC") or nitrogen oxides and are located in non-attainment areas (areas that do not meet national air quality standards) will be subject to increasingly stringent regulations, including requirements that certain sources install reasonably available control technology. Several gasoline facilities may also be subject to new source performance standards. The EPA is also required to promulgate new regulations governing the emissions of hazardous air pollutants. Some of TransMontaigne's facilities are included within the categories of hazardous air pollutant sources that may be affected by these regulations. In order to comply with applicable air pollution laws, TransMontaigne may have to install additional control equipment as necessary to comply with the regulations.

 Waste

  TransMontaigne's terminal and pipeline operations are also subject to the federal Resource Conservation and Recovery Act, as amended ("RCRA"), which governs the generation, storage, treatment and disposal of solid and liquid wastes, including hazardous wastes. In 1990, the EPA expanded RCRA's scope over hazardous wastes. These changes increase the costs of handling certain wastes generated. Additional changes in the regulations or interpretation of these regulations may result in increased capital expenditures or operating expenses. In addition, hydrocarbon contamination at natural gas operating, transmission and processing facilities may require clean up pursuant to the requirements of state oil and gas divisions and state health departments.

 Environmental Assessment or Impact Statements

  The National Environmental Policy Act of 1969 ("NEPA") applies to certain extensions or additions to pipeline systems. Under NEPA, projects that might significantly affect the quality of the environment, which require certain federal permits or approvals, also require preparation of a detailed environmental assessment or impact statement. The effect of NEPA might be to delay or prevent construction of new facilities or to alter their location, design or method of construction, and increase their costs.

 Grasslands

  Prior to purchasing the Grasslands Facilities, TransMontaigne identified various environmental problems at those facilities, including failure to have air permits for certain compressors, a penalty for violating permitted sulfur dioxide emissions, and soil and groundwater contamination. The seller of the Grasslands Facilities has agreed to be responsible for certain environmental problems and pay the penalties and costs to come into compliance with air requirements. TransMontaigne has assumed responsibility for the remaining environmental problems, the costs of which TransMontaigne believes will not be material.

TARIFF REGULATION

 Interstate Regulation

  The interstate petroleum product pipeline operations of TransMontaigne are subject to regulation by the FERC under the Interstate Commerce Act (the "ICA") which requires, among other things, that the rates set by the pipeline transportation tariffs be just and reasonable and not unduly discriminatory. New and changed tariffs must be filed with the FERC, which may investigate their lawfulness on shipper protest or its own motion. The FERC may suspend the effectiveness of such tariffs and require the pipeline to refund to shippers, with interest, any difference between the level the FERC determines to be lawful and the filed tariffs under investigation; the tariffs may also be challenged by litigation.

  In general, petroleum product pipeline tariffs are required to be cost-based to be deemed just and reasonable. Cost-based tariffs are permitted to generate operating revenues, based on projected shipment volumes, not greater than the total of the following components: (i) operating expenses, (ii) depreciation and amortization, (iii) normalized federal and state income taxes and (iv) an overall allowed rate of return on the pipeline's rate base. Generally, rate base is a measurement of the investment in, or value of, the pipeline's assets.

  The Energy Policy Act of 1992 (the "EP Act") mandated simplified procedures for FERC tariff regulation under the ICA. In response to the EP Act, the FERC has adopted indexation as a simplified rate making methodology for pipeline tariff changes. Current indexation is based on the annual change in the Producer Price Index less one percent. Just and reasonable pipeline tariffs in effect on December 31, 1994 are the base rates for indexation. A pipeline may increase its tariffs to the ceiling rate calculated by indexing without filing a formal cost-based justification and with limited shipper rights to protest. A rate decrease may be required if the index lowers the ceiling. Shippers are still permitted to protest tariffs, even if the rate change does not exceed the index ceiling, if the shipper can demonstrate that the increase is so substantially in excess of the actual cost increases incurred by the pipeline that the proposed rate would be unjust and unreasonable.

  The indexing mechanism does not set initial tariffs for a pipeline, which still generally must be cost-based. However, a pipeline can file an initial tariff based upon the agreement of at least one non-affiliated shipper, without filing full cost-of-service justification for the tariffs. If this negotiated tariff is protested by another shipper, the pipeline will be required to justify the initial tariffs on a cost-of-service basis. The initial tariff rate that is established by a pipeline then becomes the pipeline's base rate for indexation. Because of the complexity of rate making the lawfulness of any tariff is never assured.

  TransMontaigne's natural gas gathering activities, including fees, are not regulated by the FERC and no state in which TransMontaigne operates currently regulates such fees. Consequently, the fees charged for gathering natural gas by TransMontaigne are unregulated. Although TransMontaigne is not aware that any state in which it operates a natural gas gathering system is likely to begin regulation of TransMontaigne's natural gas gathering activities and fees, new or increased state regulation has been adopted or proposed in other natural gas-producing states and there can be no assurance that such regulation will not be proposed or adopted in states where TransMontaigne conducts natural gas-related activities or that TransMontaigne will not expand into or acquire operations in a state where such regulations could be imposed.

 Intrastate Regulation

  The intrastate petroleum pipeline operations of TransMontaigne are subject to regulation by the Texas Railroad Commission. Like interstate regulation, the Texas regulation requires that intrastate tariffs be filed with the Railroad Commission and allows shippers to challenge such tariffs.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the names, ages and titles of the members of the Board of Directors and the executive officers and key employees of
TransMontaigne:

NAME                                      AGE                    POSITION
----                                      ---                    --------
Cortlandt S. Dietler(1).................  75  Chairman, Chief Executive Officer and Director
Richard E. Gathright(1).................  42  President, Chief Operating Officer and Director
Harold R. Logan, Jr.(1).................  52  Executive Vice President/Finance, Treasurer
                                               and Director
W. A. Sikora............................  59  Executive Vice President
Frederick W. Boutin.....................  41  Senior Vice President
Rodney S. Pless.........................  35  Vice President and Chief Accounting Officer
Robert W. Bradberry.....................  43  President and Chief Operating Officer of
                                               TransMontaigne Product Services Inc.
Robert J. Clark.........................  51  President of Bear Paw Energy Inc.
Larry F. Clynch.........................  51  President and Chief Operating Officer of
                                               TransMontaigne Transportation Services Inc.
John A. Hill(2).........................  54  Director
Bryan H. Lawrence(2)....................  54  Director
William E. Macaulay.....................  51  Director
Edwin H. Morgens(2).....................  55  Director

--------
  (1) Member of the Executive Committee.
  (2) Member of the Audit Committee.

  CORTLANDT S. DIETLER has been the Chairman and Chief Executive Officer of TransMontaigne since April 1995. He was the founder, Chairman, and Chief Executive Officer of Associated Natural Gas Corporation prior to its 1994 merger with Panhandle Eastern Corporation (now PanEnergy Corporation), on whose Board he serves as an Advisory Director. He also serves as a Director of Hallador Petroleum Company, Key Production Company, Inc., Forest Oil Corporation and Grease Monkey Holding Corporation. Industry affiliations include: Member, National Petroleum Council; Director, American Petroleum Institute; past Director, Independent Petroleum Association of America; Director, past President and Life Member, Rocky Mountain Oil & Gas Association.

  RICHARD E. GATHRIGHT has been the President and Chief Operating Officer of TransMontaigne since September 1996 and a Director since April 1995. From April 1995 until September 1996 he was Executive Vice President of TransMontaigne. He joined a predecessor of TransMontaigne in December 1993 and is also currently the Chief Executive Officer of TransMontaigne Transportation Services Inc. and TransMontaigne Product Services Inc. From 1988 to 1993 he served as President and Director of North American Operations in Denver, Colorado for Aberdeen Petroleum PLC, a London-based public company engaged in international oil and gas operations, of which he was also a member of its Board of Directors. Prior to joining Aberdeen Petroleum PLC, he held a number of positions in the energy industry in the areas of procurement, operations and management of oil and gas assets. Mr. Gathright is also a Director of Lion.

  HAROLD R. LOGAN, JR. has been Executive Vice President/Finance and a Director of TransMontaigne since April 1995. Previously, from 1985 to 1994, Mr. Logan was Senior Vice President/Finance and a Director of Associated Natural Gas Corporation. Prior to joining Associated Natural Gas Corporation,

Mr. Logan was with Dillon, Read & Co. Inc. and Rothschild, Inc. In addition, Mr. Logan is a Director of Suburban Propane Partners, L.P.

  W. A. SIKORA became Executive Vice President of TransMontaigne in September 1996 and is also currently the Executive Vice President of TransMontaigne Transportation Services Inc. and TransMontaigne Product Services Inc. and was Senior Vice President and Chief Financial Officer of a subsidiary of TransMontaigne from May 1995 to September 1996. From November 1993 until April 1995, he was a consultant to the subsidiary. Prior to that time he provided financial advisory services to the executive management of publicly-owned and privately- held companies, with particular emphasis in the energy industry. He was previously a partner with Peat Marwick Mitchell & Co. (a predecessor to KPMG Peat Marwick LLP) and Touche Ross & Co. (a predecessor to Deloitte & Touche). In April 1996 Mr. Sikora filed a petition under Chapter 7 of the United States Bankruptcy Code which was discharged in October 1996.

  FREDERICK W. BOUTIN has been the Senior Vice President of TransMontaigne since April 1995. Prior to his employment with TransMontaigne, Mr. Boutin was a Vice President of Associated Natural Gas Corporation. Prior to joining Associated Natural Gas Corporation in 1985, Mr. Boutin was with KPMG Peat Marwick LLP.

  RODNEY S. PLESS became Vice President and Chief Accounting Officer of TransMontaigne in December 1996 and has been Vice President-Controller and Treasurer of a subsidiary of TransMontaigne since April 1994. He joined TransMontaigne in 1987 and has been Credit and Tax Manager, Accounting Manager and Controller. Prior to joining TransMontaigne, Mr. Pless was with Arthur Young & Co. (a predecessor to Ernst & Young) for three years.

  ROBERT W. BRADBERRY has been the President and Chief Operating Officer of TransMontaigne Product Services Inc. since January 1, 1997. Mr. Bradberry joined TransMontaigne in 1979 and has served in various senior management positions since that time in the areas of supply, distribution, transportation and marketing of petroleum products and crude oil. He is also a director of Lion.

  ROBERT J. CLARK has been the President of Bear Paw Energy Inc. since October 31, 1996. Mr. Clark formed a predecessor of Bear Paw Energy Inc. in March 1995 and joined TransMontaigne in June 1996 when TransMontaigne acquired a majority interest in the predecessor company. Mr. Clark was Senior Vice President of Snyder Oil Corporation from mid-1988 until June 30, 1995. Prior to joining Snyder, Mr. Clark was Vice President Gas Gathering, Processing and Marketing of Ladd Petroleum Corporation, an affiliate of General Electric. Mr. Clark is a member of the Board of Directors of Patina Oil & Gas Corporation.

  LARRY F. CLYNCH has been the President and Chief Operating Officer of TransMontaigne Transportation Services Inc. since January 1, 1997. Mr. Clynch joined a subsidiary of TransMontaigne in January 1996 as Senior Vice President of Operations. Prior to that time he spent 28 years with Conoco Pipe Line Company where he most recently served as its President. Mr. Clynch has served in numerous advisory positions with industry and governmental organizations.

  JOHN A. HILL has been a Director of TransMontaigne since April 1995. Mr. Hill has been Chairman of the Board of First Reserve Corporation since 1983. Mr. Hill is a trustee of the Putnam Funds and is a director of Weatherford Enterra, Inc., Snyder Oil Corporation and Maverick Tube Corporation.

  BRYAN H. LAWRENCE has been a Director of TransMontaigne since April 1991. He has been employed by Dillon, Read & Co. Inc., a New York-based investment banking firm, since January 1966 and is a Managing Director. Mr. Lawrence also serves as a Director of Vintage Petroleum, Inc., D&K Wholesale Drug, Inc., Hallador Petroleum Company and Willbros Group, Inc. (each a United States public company), Benson Petroleum Ltd. and Cavell Energy Corporation (each a Canadian public company), and certain non-public companies in which affiliates of Dillon, Read & Co. Inc. hold equity interests including Meenan

Oil Co., L.P., Fintube Limited Partnership, Interenergy Corporation, PetroSantander Inc., Strega Energy Inc. and Savoy Energy, L.P.

  WILLIAM E. MACAULAY has been a Director of TransMontaigne since April 1995. Mr. Macaulay has been President and Chief Executive Officer of First Reserve Corporation since 1983. Mr. Macaulay is a director of Weatherford Enterra, Inc., Maverick Tube Corporation, National Oilwell, Inc. and Hugoton Energy Corporation.

  EDWIN H. MORGENS was appointed a director of TransMontaigne in June 1996. Mr. Morgens has been Chairman of Morgens, Waterfall, Vintiadis & Co., Inc., a financial services firm, since 1970. Mr. Morgens is also a general partner of Morgens Waterfall Income Partners, L.P., a New York investment limited partnership, and serves as president of Prime, Inc., the corporate general partner of a Delaware investment partnership, and as managing member of MW Management, L.L.C., a Delaware investment limited liability corporation.

  The By-laws of TransMontaigne provide that the number of directors shall be fixed by the Board of Directors. The number of directors is presently fixed at seven, and there are no vacancies. First Reserve Corporation has the right to appoint two directors to the Board of Directors pursuant to an agreement between affiliates of First Reserve Corporation and TransMontaigne dated April 17, 1996. Mr. Hill and Mr. Macaulay are the directors appointed by First Reserve Corporation.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table indicates the beneficial ownership of the Common Stock as of February 10, 1997, by each director and executive officer of TransMontaigne and by each person who was known to TransMontaigne to own more than 5% of the outstanding shares of the Common Stock. Except as otherwise indicated below, the ownership reflects sole voting and investment power by the beneficial owner. The information set forth below is based solely upon information furnished by such individuals or contained in filings made by such beneficial owners with the Securities and Exchange Commission (the "Commission").

                                                        PERCENT OF         PERCENT OF
NAME AND ADDRESS OF         AMOUNT AND NATURE OF    COMMON STOCK OWNED COMMON STOCK OWNED
BENEFICIAL OWNER         BENEFICIAL OWNERSHIP(1)(2)  BEFORE OFFERINGS   AFTER OFFERINGS
-------------------      -------------------------- ------------------ ------------------
Cortlandt S. Dietler....         1,950,539                  9.2%               7.7%
Richard E. Gathright....           533,000                  2.5%               2.1%
Harold R. Logan, Jr.....           375,556                  1.8%               1.5%
W. A. Sikora............           213,889                  1.0%                (3)
Frederick W. Boutin.....           260,000                  1.2%               1.0%
Rodney S. Pless.........            13,000                   (3)                (3)
Robert W. Bradberry                155,748                   (3)                (3)
 (4)....................
Robert J. Clark.........            57,043                   (3)                (3)
Larry F. Clynch.........            56,400                   (3)                (3)
 TransMontaigne Oil
 Company
 370 Seventeenth Street,
 Suite 2750
 Denver, Colorado 80202
First Reserve Fund VI,           6,582,830                 31.2%              26.2%
 Limited ...............
 Partnership and other
 partnerships
 managed by First Re-
 serve
 Corporation(5)
  475 Steamboat Road
  Greenwich, Connecticut
 06830
Yorktown Energy Part-            3,154,961                 15.0%              12.6%
 ners, L.P. and.........
 other venture capital
 funds
 managed by, and shares
 owned by
 officers of Dillon,
 Read & Co. Inc.(6)
  535 Madison Avenue
  New York, New York
 10022
Waterwagon & Co.(7).....         3,117,000                 14.8%              15.0%
 c/o Merrill Lynch
 Growth Fund
  800 Scudders Mill Road
  Plainsborough, New
 Jersey 08536
Massachusetts Mutual             1,296,277                  6.1%               5.1%
 Life Insurance.........
 Company and funds man-
 aged by
 Massachusetts Mutual
 Life Insurance Co.
  1295 State Street
  Springfield, Massachu-
 setts 01111
John A. Hill(5).........         6,582,830                 31.2%              26.2%
 475 Steamboat Road
 Greenwich, Connecticut
 06830

                                                         PERCENT OF         PERCENT OF
NAME AND ADDRESS OF          AMOUNT AND NATURE OF    COMMON STOCK OWNED COMMON STOCK OWNED
BENEFICIAL OWNER          BENEFICIAL OWNERSHIP(1)(2)  BEFORE OFFERINGS   AFTER OFFERINGS
-------------------       -------------------------- ------------------ ------------------
Bryan H. Lawrence(6)....           3,154,961                15.0%              12.6%
 535 Madison Avenue
 New York, New York
 10022
William E. Macaulay(5)..           6,582,830                31.2%              26.2%
 475 Steamboat Road
 Greenwich, Connecticut
 06830
Edwin H. Morgens........              46,144                  (3)                (3)
 10 East 50th Street
 New York, New York
 10022
All Directors, Executive
 Officers and
 Key Employees as a               13,399,110                63.5%              53.2%
 Group..................
 (13 Persons)(8)

----------------
  (1) All shares are owned both of record and beneficially unless otherwise specified by footnote to this table. Based solely upon information furnished by such individuals or contained in filings made by such beneficial owners with the Commission.

  (2) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights, or conversion privileges exercisable within sixty days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by any other person.

  (3) Less than one percent.

  (4) Does not include 50,000 shares being sold by the Robert Wheat Bradberry Charitable Remainder Unitrust in the Underwritten Offering.

  (5) First Reserve Corporation is an affiliate of John A. Hill and William E. Macaulay, directors of TransMontaigne. Messrs. Hill and Macaulay disclaim beneficial ownership of these shares.

  (6) Yorktown Energy Partners, L.P. and Dillon, Read & Co. Inc. are affiliates of Bryan H. Lawrence, a director of TransMontaigne. Mr. Lawrence owns 44,923 shares individually and disclaims beneficial ownership of the remaining shares.

  (7) TransMontaigne has granted to Merrill Lynch the right to maintain its 15% ownership of Common Stock if TransMontaigne issues stock in the future. Merrill Lynch is being offered the right to purchase 640,044 shares in satisfaction of such right in the Concurrent Offering and has indicated that it intends to purchase such shares. Merrill Lynch has also indicated that it will exercise its antidilution rights with respect to shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option. See "Description of Capital Stock" and "Underwriting."

  (8) Includes 9,692,868 shares held by affiliates, beneficial ownership of which is disclaimed by the officers and directors.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the Selling Stockholders and the shares of Common Stock offered by the Selling Stockholders pursuant to this Prospectus. The trustee of each Selling Stockholder is Edwin G. Bradberry, who retired in April 1995 as chairman of the board of directors of a predecessor of TransMontaigne. The sole beneficiary of the Robert Wheat Bradberry Charitable Remainder Unitrust is Robert W. Bradberry, President and Chief Operating Officer of TransMontaigne Product Services Inc.

                                           SHARES                NUMBER
                                     BENEFICIALLY OWNED         OF SHARES
NAME OF SELLING STOCKHOLDER        PRIOR TO THE OFFERINGS     BEING OFFERED
---------------------------        -------------------------  -------------
                                     NUMBER        PERCENT
                                   ------------- -----------
Edwin G. Bradberry and Karlee R.
 Bradberry Charitable Remainder
 Annuity Trust(1).................        72,000         0.3%     72,000
Robert Wheat Bradberry Charitable
 Remainder Unitrust(1)............        50,000         0.2%     50,000
Rebecca Ann Moody Charitable
 Remainder Unitrust(1)............        50,000         0.2%     50,000
Karolyn Campbell Woolverton
 Charitable Remainder
 Unitrust(1)......................        50,000         0.2%     50,000
William Bown Bradberry
 Charitable Remainder
 Unitrust(1)......................        50,000         0.2%     50,000
John Garland Bradberry Charitable
 Remainder Unitrust(1)............        50,000         0.2%     50,000
                                   -------------                 -------
Total.............................       322,000                 322,000
                                   =============                 =======

--------
  (1) The Trusts listed above together with Edwin G. Bradberry and other trusts of which he is trustee (the "Bradberry Group"), beneficially own 742,100 shares of Common Stock (3.5%) and upon completion of the Offerings will beneficially own 420,100 shares of Common Stock (1.7%). If the Underwriters' over-allotment option and Merrill Lynch's antidilution rights in respect to the Common Stock are exercised in full, the percentage of the outstanding shares of Common Stock owned by the Bradberry Group would be 1.6%. Upon completion of the Offerings, the Trusts listed above will no longer beneficially own any shares of Common Stock.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of TransMontaigne consists of 40,000,000 shares of common stock, $.01 par value per share, of which 21,011,962 shares were outstanding as of December 31, 1996, and 2,000,000 shares of preferred stock, $.01 par value per share, of which no shares were outstanding.

  Merrill Lynch has the right to maintain its 15% ownership of Common Stock if TransMontaigne issues stock in the future, pursuant to an agreement between Merrill Lynch and TransMontaigne. Merrill Lynch is being offered the right to purchase 640,044 shares in satisfaction of such right in the Concurrent Offering and has indicated that it intends to purchase such shares. Merrill Lynch has also indicated that it will exercise its antidilution rights with respect to shares of Common Stock it has the right to purchase in the Offerings in the event of any exercise of the Underwriters' over-allotment option (which right will entitle Merrill Lynch to purchase up to an additional 98,390 shares of Common Stock).

  The description set forth below of the Common Stock constitutes a brief summary of certain provisions of TransMontaigne's Charter and By-Laws, all of which are filed as exhibits to the Registration

Statement of which this Prospectus is a part. Such summary does not purport to be complete and is qualified by reference to such documents.

COMMON STOCK

  Each share of Common Stock has one vote on all matters on which stockholders are entitled or permitted to vote, including the election or removal of directors. Holders of the Common Stock have no redemption or conversion rights, participate ratably in any distribution of assets to stockholders in liquidation, and have no preemptive or other subscription rights. Cumulative voting is not permitted in the election of directors. Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of TransMontaigne out of funds legally available therefor. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued by TransMontaigne in the Offerings will be, fully paid and nonassessable. Key Corporation Shareholder Services is the Transfer Agent and Registrar for the Common Stock.

PREFERRED STOCK

  The Board of Directors of TransMontaigne, without further action by the stockholders, is authorized to issue shares of preferred stock in one or more series and, with certain limitations, to determine preferences as to dividends and in liquidation, and voting, conversion, redemption and other rights of each series. The Board could issue a series or series of preferred stock with rights more favorable with respect to dividends and liquidation than those held by the holders of Common Stock. In certain instances the issuance of preferred stock could serve to delay or prevent a change of control of TransMontaigne.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  TransMontaigne is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by officers or directors of the corporation and by certain employee stock plans, or (iii) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation's voting stock within three years.

REGISTRATION RIGHTS

  TransMontaigne has a registration rights agreement with certain principal stockholders who own in the aggregate approximately 59% of the Common Stock that will be outstanding after the Offerings, granting them the right to require TransMontaigne to register their shares at TransMontaigne's expense under the Securities Act, provided that each may request or participate in a request for up to four registrations, and no more than one registration may be required in any 12 month period. In addition, they have the right to have any or all of such Common Stock included, at their pro rata expense, in any registration statement relating to the Common Stock filed by TransMontaigne, subject to the right of the underwriter of that offering to limit the number of shares of such Common Stock to be included in that registration. All of such stockholders have waived their rights to have their Common Stock included in the Offerings.

                                 UNDERWRITING

  The names of the Underwriters of the shares of Common Stock offered hereby in the Underwritten Offering and the aggregate number of shares which each has severally agreed to purchase from TransMontaigne and the Selling Stockholders (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

                                                                      NUMBER OF
      UNDERWRITERS                                                   FIRM SHARES
      ------------                                                   -----------
      Dillon, Read & Co. Inc. ......................................    719,956
      A.G. Edwards & Sons, Inc. ....................................    718,500
      Petrie Parkman & Co., Inc. ...................................    718,500
      Alex. Brown & Sons Incorporated ..............................     65,000
      George, Baum & Company .......................................     20,000
      Bear, Stearns & Co. Inc. .....................................     65,000
      Cazenove Inc. ................................................     65,000
      Credit Suisse First Boston Corporation .......................     65,000
      Dean Witter Reynolds Inc. ....................................     65,000
      Dominick & Dominick, Incorporated ............................     20,000
      Donaldson, Lufkin & Jenrette Securities Corporation ..........     65,000
      Goldman, Sachs & Co. .........................................     65,000
      Hanifen, Imhoff Inc. .........................................     30,000
      Hoak Breedlove Wesneski & Co. ................................     20,000
      Howard, Weil, Labouisse, Friedrichs Incorporated .............     65,000
      Johnson Rice & Company L.L.C. ................................     20,000
      Lazard Freres & Co. LLC ......................................     65,000
      Lehman Brothers Inc. .........................................     65,000
      Merrill Lynch, Pierce, Fenner & Smith Incorporated ...........     65,000
      Morgan Stanley & Co. Incorporated ............................     65,000
      Needham & Company, Inc. ......................................     30,000
      Neuberger & Berman LLC .......................................     30,000
      David A. Noyes & Company .....................................     20,000
      Oppenheimer & Co., Inc. ......................................     65,000
      PaineWebber Incorporated .....................................     65,000
      Pennsylvania Merchant Group Ltd ..............................     20,000
      Prudential Securities Incorporated ...........................     65,000
      Rauscher Pierce Refsnes, Inc. ................................     30,000
      Raymond James & Associates, Inc. .............................     30,000
      Rodman & Renshaw, Inc. .......................................     30,000
      Salomon Brothers Inc .........................................     65,000
      Schroder Wertheim & Co. Incorporated .........................     65,000
      Smith Barney Inc. ............................................     65,000
      WM Smith Securities Incorporated .............................     20,000
      Southcoast Capital Corp. .....................................     30,000
      Van Kasper & Company .........................................     20,000
      H.G. Wellington & Co. Inc. ...................................     20,000
                                                                      ---------
        Total.......................................................  3,716,956
                                                                      =========

  The Managing Underwriters are Dillon, Read & Co. Inc., A.G. Edwards & Sons, Inc. and Petrie Parkman & Co., Inc. As of December 31, 1996, (i) certain private investment partnerships managed by Dillon, Read & Co. Inc. and persons related to Dillon, Read & Co. Inc. owned approximately 3,155,000 shares of Common Stock and (ii) Petrie Parkman & Co., Inc. and persons related to Petrie Parkman & Co.,

Inc. owned approximately 145,000 shares of Common Stock. Bryan H. Lawrence, a Managing Director of Dillon, Read & Co. Inc., has been a member of the Board of Directors of TransMontaigne since April 1991. Petrie Parkman & Co., Inc. has received customary compensation in connection with financial advisory services provided by it to a predecessor of TransMontaigne during the past twelve months in connection with the merger of two predecessors of TransMontaigne, which included shares of common stock granted in June 1996.

  If any shares of Common Stock offered hereby in the Underwritten Offering are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares hereby, the remaining Underwriters, or some of them, must assume such obligations.

  The shares of Common Stock offered hereby in the Underwritten Offering initially are being offered severally by the Underwriters for sale at the price set forth on the cover page of this Prospectus, or at such price less a concession not to exceed $0.48 per share on sales to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not to exceed $0.10 per share on sales to certain dealers. The offering of the shares of Common Stock in the Underwritten Offering is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price and such concessions may be changed by the Managing Underwriters.

  TransMontaigne has granted to the Underwriters an over-allotment option to purchase up to an additional 557,543 shares of Common Stock on the same terms per share. If the Underwriters exercise such option, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover overallotments made of the shares in connection with the Offerings.

  TransMontaigne has agreed that it will not, without the prior written consent of Dillon, Read & Co. Inc., sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, or permit the registration of any shares of Common Stock, for a period of 180 days after the date of this Prospectus, except (i) shares of Common Stock issued pursuant to the exercise of outstanding options, (ii) options granted to its employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 180 day period and (iii) shares of Common Stock which may be issued by TransMontaigne in connection with any future acquisitions so long as the recipients of such shares are subject to a lock-up expiring no earlier than the end of said 180 day period. TransMontaigne's officers and directors and certain stockholders who will hold in the aggregate 14,024,610 shares of Common Stock after the Offerings and who hold certain options to purchase Common Stock have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, or permit the registration of any shares of Common Stock, for a period of 180 days after the date of this Prospectus.

  The Offering is being made pursuant to Rule 2720 of the Conduct Rules ("Conduct Rules") of the National Association of Securities Dealers, Inc. (the "NASD") under which, special considerations apply to a public offering in which a member of the NASD has a conflict of interest (as defined in the Conduct Rules) with an issuer. Such considerations do not apply, however, if a bona fide independent market (as defined in Conduct Rule 2720(b) (3)) exists in respect of the security being offered. Because the shares of Common Stock offered by the Company are of a class of equity securities for which a bona fide independent market exists, the requirements of Conduct Rule 2720 are satisfied and a qualified independent underwriter (as defined in the Conduct Rules) is not required in connection with the Offering.

  TransMontaigne and the Selling Stockholders have agreed in the Underwriting Agreement to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The 640,044 shares of Common Stock offered in the Concurrent Offering will be offered directly by TransMontaigne to Merrill Lynch at the price paid by the Underwriters. Each of the Underwritten Offering and the Concurrent Offering is contingent upon the simultaneous consummation of the other.

                                 LEGAL MATTERS

  The legality of the securities offered hereby will be passed on for TransMontaigne by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters in connection with the sale of such securities will be passed on for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

  The consolidated financial statements of TransMontaigne Oil Company as of April 30, 1996 and 1995 and for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993 have been incorporated by reference and included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference and included herein, and upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Lion Oil Company and Subsidiary as of April 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flow for each of the years in the three-year period ended April 30, 1996 included in TransMontaigne Oil Company's annual report on Form 10-K for the year ended April 30, 1996, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for income taxes effective May 1, 1993.

  The historical summaries of revenue and direct operating expenses of the Grasslands Facilities for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 have been included herein in reliance upon the report of KPMG Peak Marwick LLP, independent certified public accountants, included herein, and upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  TransMontaigne has filed with the Commission a registration statement on Form S-2 (the "Registration Statement," which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

  TransMontaigne is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement filed by TransMontaigne with the Commission, as well as such reports, proxy and information statements and other information filed by TransMontaigne with the Commission, are available at the web site that the Commission maintains at http://www.sec.gov and can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the American Stock Exchange and such reports, proxy and information statements and other information concerning TransMontaigne are available at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  Incorporated by reference in this Prospectus are (i) TransMontaigne's Annual Report on Form 10-K for the fiscal year ended April 30, 1996, (ii) TransMontaigne's Quarterly Reports on Form 10-Q for the quarters ended July 31, 1996 and October 31, 1996 and (iii) TransMontaigne's Current Reports on Form 8-K filed with the Commission on June 6, July 23 and December 11, 1996 and on January 3, 1997 pursuant to Section 13 of the Exchange Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  TransMontaigne will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Harold R. Logan, Jr., TransMontaigne Oil Company, 370 17th Street, Republic Plaza, Suite 2750, Denver, Colorado 80202 (telephone: (303) 626-8200).

                         INDEX TO FINANCIAL STATEMENTS

                           TRANSMONTAIGNE OIL COMPANY

                                                                           PAGE
                                                                           ----
CONDENSED PRO FORMA FINANCIAL INFORMATION
  Introduction............................................................  F-2
  Condensed Pro Forma Balance Sheet, October 31, 1996 (Unaudited).........  F-3
  Condensed Pro Forma Statement of Operations, six months ended October
   31, 1996 (Unaudited)...................................................  F-4
  Condensed Pro Forma Statement of Operations, year ended April 30, 1996
   (Unaudited)............................................................  F-5
  Notes to Condensed Pro Forma Financial Statements (Unaudited)...........  F-6
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
  Consolidated Balance Sheets, October 31, 1996 and April 30, 1996
   (Unaudited)............................................................  F-7
  Consolidated Statements of Operations, six months ended October 31, 1996 and 1995 (Unaudited)...................................................  F-8
  Consolidated Statements of Stockholders' Equity, six months ended
   October 31, 1996 and year ended April 30, 1996 (Unaudited).............  F-9
  Consolidated Statements of Cash Flows, six months ended October 31, 1996 and 1995 (Unaudited)................................................... F-10
  Notes to Consolidated Financial Statements (Unaudited).................. F-11
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report............................................ F-12
  Consolidated Balance Sheets, April 30, 1996 and 1995.................... F-13
  Consolidated Statements of Operations, years ended April 30, 1996 and
   1995, seven months ended April 30, 1994 and year ended September 30,
   1993................................................................... F-14
  Consolidated Statements of Stockholders' Equity, years ended April 30,
   1996 and 1995, seven months ended April 30, 1994 and year ended
   September 30, 1993..................................................... F-15
  Consolidated Statements of Cash Flows, years ended April 30, 1996 and
   1995, seven months ended April 30, 1994 and year ended September 30,
   1993................................................................... F-16
  Notes to Consolidated Financial Statements.............................. F-17
THE GRASSLANDS FACILITIES
  Independent Auditors' Report............................................ F-27
  Historical Summaries of Revenue and Direct Operating Expenses, nine months ended September 30, 1996 nine months ended September 30, 1995
   (unaudited) and years ended December 31, 1995 and 1994................. F-28
  Notes to Historical Summaries of Revenue and Direct Operating Expenses.. F-29

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES
                   CONDENSED PRO FORMA FINANCIAL INFORMATION

  On December 20, 1996, TransMontaigne Oil Company (TransMontaigne) acquired a natural gas gathering, processing, treating and fractionation system located in western North Dakota and northeastern Montana (the Grasslands Facilities) for approximately $71,000,000 from Koch Hydrocarbon Company, a division of Koch Industries, Inc. The acquisition will be accounted for as a purchase.

  The following unaudited condensed pro forma balance sheet as of October 31, 1996 assumes that the acquisition of the Grasslands Facilities occurred on October 31, 1996 and reflects the historical consolidated balance sheet of TransMontaigne at that date giving pro forma effect to the acquisition of the Grasslands Facilities.

  The following unaudited condensed pro forma statements of operations for the six months ended October 31, 1996 and the year ended April 30, 1996 assumes that the acquisition of the Grasslands Facilities occurred as of May 1, 1995 and combines the historical results of TransMontaigne for the six months ended October 31, 1996 and the year ended April 30, 1996 with the historical results of operations of the Grasslands Facilities for the six months ended September 30, 1996 and the twelve months ended March 31, 1996, respectively.

  The pro forma results of operations are not necessarily indicative of the results of operations that would actually have been attained if the transaction had occurred as of the beginning of the periods presented. These unaudited condensed pro forma financial statements should be read in conjunction with the historical financial statements and related notes of TransMontaigne.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                       CONDENSED PRO FORMA BALANCE SHEET
                                  (UNAUDITED)

                         TRANSMONTAIGNE
                           HISTORICAL   PRO FORMA ADJUSTMENTS          PRO FORMA
                          OCTOBER 31,   -------------------------       COMBINED
                              1996         DEBIT         CREDIT      TRANSMONTAIGNE
                         -------------- -----------    ----------    --------------
                                   ASSETS
Current assets:
  Cash and cash
   equivalents..........  $ 33,001,504   71,000,000(1) 71,000,000(2)   33,001,504
  Trade accounts
   receivable...........    41,250,480          --            --       41,250,480
  Note receivable--
   current..............       900,000          --            --          900,000
  Inventories...........    36,951,892          --            --       36,951,892
  Prepaid expenses and
   other................     1,211,958          --            --        1,211,958
                          ------------  -----------    ----------     -----------
                           113,315,834   71,000,000    71,000,000     113,315,834
                          ------------  -----------    ----------     -----------
Property, plant and
 equipment:
  Land..................     1,072,798    1,000,000(2)        --        2,072,798
  Plant and equipment...    32,982,365   70,000,000(2)        --      102,982,365
  Accumulated
   depreciation.........    (7,218,868)         --            --       (7,218,868)
                          ------------  -----------    ----------     -----------
                            26,836,295   71,000,000           --       97,836,295
                          ------------  -----------    ----------     -----------
Investments and other
 assets:
  Investments...........    16,004,257          --            --       16,004,257
  Note receivable--
   noncurrent...........     1,328,313          --            --        1,328,313
  Other assets, net.....     3,567,788          --            --        3,567,788
                          ------------  -----------    ----------     -----------
                            20,900,358          --            --       20,900,358
                          ------------  -----------    ----------     -----------
                          $161,052,487  142,000,000    71,000,000     232,052,487
                          ============  ===========    ==========     ===========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts
   payable..............  $ 28,239,991          --            --       28,239,991
  Inventory due under
   exchange agreements..     8,063,830          --            --        8,063,830
  Taxes payable.........     7,216,662          --            --        7,216,662
  Other accrued
   liabilities..........     2,574,041          --            --        2,574,041
                          ------------  -----------    ----------     -----------
                            46,094,524          --            --       46,094,524
                          ------------  -----------    ----------     -----------
Long-term debt, less
 current portion........    37,684,067          --     71,000,000(1)  108,684,067
Minority interests......     5,602,012          --            --        5,602,012
Stockholders' equity:
  Common stock..........       209,830          --            --          209,830
  Capital in excess of
   par value............    72,283,793          --            --       72,283,793
  Accumulated deficit...      (821,739)         --            --         (821,739)
                          ------------  -----------    ----------     -----------
                            71,671,884          --            --       71,671,884
                          ------------  -----------    ----------     -----------
                          $161,052,487          --     71,000,000     232,052,487
                          ============  ===========    ==========     ===========

      See accompanying notes to condensed pro forma financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                  CONDENSED PRO FORMA STATEMENT OF OPERATIONS

                       SIX MONTHS ENDED OCTOBER 31, 1996
                                  (UNAUDITED)

                                           GRASSLANDS
                          TRANSMONTAIGNE   FACILITIES
                          HISTORICAL SIX HISTORICAL SIX
                           MONTHS ENDED   MONTHS ENDED                    PRO FORMA
                           OCTOBER 31,   SEPTEMBER 30,   PRO FORMA         COMBINED
                               1996           1996      ADJUSTMENTS     TRANSMONTAIGNE
                          -------------- -------------- -----------     --------------
Revenue:
  Product sales,
   pipeline tariffs and
   terminaling fees.....   $470,822,944    23,648,192          --        494,471,136
Costs and expenses:
  Product costs and
   direct operating
   expenses.............    462,096,897    17,358,783          --        479,455,680
  General and
   administrative.......      3,158,305           --       270,000 (3)     3,428,305
  Depreciation and
   amortization.........        955,028           --     1,750,000 (4)     2,705,028
                           ------------    ----------   ----------       -----------
                            466,210,230    17,358,783    2,020,000       485,589,013
                           ------------    ----------   ----------       -----------
    Operating income....      4,612,714     6,289,409   (2,020,000)        8,882,123
Other income (expenses):
  Interest income.......        893,051           --           --            893,051
  Equity in earnings of
   affiliates...........        423,151           --           --            423,151
  Minority interests....       (149,049)          --           --           (149,049)
  Interest expense and
   other financing
   costs................     (1,370,280)          --    (2,840,000)(5)    (4,210,280)
  Other, net............        340,076           --           --            340,076
                           ------------    ----------   ----------       -----------
                                136,949           --    (2,840,000)       (2,703,051)
                           ------------    ----------   ----------       -----------
    Earnings before
     income taxes.......      4,749,663     6,289,409   (4,860,000)        6,179,072
Income taxes--current...       (270,000)          --           --  (6)      (270,000)
                           ------------    ----------   ----------       -----------
    Net earnings........   $  4,479,663     6,289,409   (4,860,000)        5,909,072
                           ============    ==========   ==========       ===========
Weighted average common
 shares outstanding.....     21,290,302                                   21,290,302
                           ============                                  ===========
Earnings per common
 share..................          $0.21                                         0.28
                                  =====                                         ====

      See accompanying notes to condensed pro forma financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                  CONDENSED PRO FORMA STATEMENT OF OPERATIONS

                           YEAR ENDED APRIL 30, 1996
                                  (UNAUDITED)

                                         GRASSLANDS
                          TRANSMONTAIGNE FACILITIES
                            HISTORICAL   HISTORICAL
                            YEAR ENDED   YEAR ENDED                   PRO FORMA
                            APRIL 30,    MARCH 31,   PRO FORMA         COMBINED
                               1996         1996    ADJUSTMENTS     TRANSMONTAIGNE
                          -------------- ---------- -----------     --------------
Revenue:
  Product sales,
   pipeline tariffs and
   terminaling fees.....   $533,106,747  45,467,078        --        578,573,825
Costs and expenses:
  Product costs and
   direct operating
   expenses.............    520,389,482  35,200,027        --        555,589,509
  General and
   administrative.......      4,998,771         --     540,000 (3)     5,538,771
  Depreciation and
   amortization.........      1,169,541         --   3,500,000 (4)     4,669,541
                           ------------  ---------- ----------       -----------
                            526,557,794  35,200,027  4,040,000       565,797,821
                           ------------  ---------- ----------       -----------
    Operating income....      6,548,953  10,267,051 (4,040,000)       12,776,004
Other income (expenses):
  Interest income.......        520,900         --         --            520,900
  Equity in earnings of
   affiliates...........        942,216         --         --            942,216
  Minority interests....       (337,253)        --         --           (337,253)
  Interest expense and
   other financing
   costs................     (2,864,100)        --  (5,680,000)(5)    (8,544,100)
                           ------------  ---------- ----------       -----------
                             (1,738,237)        --  (5,680,000)       (7,418,237)
                           ------------  ---------- ----------       -----------
    Earnings before
     income taxes.......      4,810,716  10,267,051 (9,720,000)        5,357,767
Income taxes--current...       (192,747)        --         --  (6)      (192,747)
                           ------------  ---------- ----------       -----------
    Net earnings........   $  4,617,969  10,267,051 (9,720,000)        5,165,020
                           ============  ========== ==========       ===========
Weighted average common
 shares outstanding.....     15,129,637                               15,129,637
                           ============                              ===========
Earnings per common
 share..................          $0.31                                     0.34
                                  =====                                     ====


      See accompanying notes to condensed pro forma financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

          NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL INFORMATION

(1) BASIS OF PRESENTATION

  On December 20, 1996, TransMontaigne Oil Company (TransMontaigne) acquired a natural gas gathering, processing, treating and fractionation system located in western North Dakota and northeastern Montana (the Grasslands Facilities) for approximately $71,000,000 from Koch Hydrocarbon Company, a division of Koch Industries, Inc. The acquisition will be accounted for as a purchase. The acquisition was financed with TransMontaigne's acquisition revolving credit facility. This credit facility is available through a credit agreement entered into by TransMontaigne in December 1996 and generally bears interest at a rate per year equal to the lender's announced Base Rate, subject to a Eurodollar pricing option at TransMontaigne's election. The first $45 million of proceeds of any public or private debt or equity issuance are required to be applied to the repayment of the amounts outstanding under the acquisition revolving credit facility.

  The accompanying condensed pro forma balance sheet includes pro forma adjustments to give effect to the acquisition of the Grasslands Facilities as of October 31, 1996. The condensed pro forma statements of operations include the historical revenue and direct operating expenses of the Grasslands Facilities for the respective periods presented and adjustments for the pro forma effects of the acquisition.

(2) PRO FORMA ADJUSTMENTS

  The following pro forma adjustments have been made to the balance sheet of TransMontaigne at October 31, 1996 and to the statements of operations for the six months ended October 31, 1996 and for the year ended April 30, 1996:

    (1) To reflect the proceeds from borrowings under the acquisition revolving credit facility.

    (2) To reflect the acquisition of the Grasslands Facilities by TransMontaigne.

    (3) To adjust general and administrative expense for the estimated additional general and administrative expenses expected to be incurred as a result of the purchase of the Grasslands Facilities.

    (4) To record depreciation expense relating to the cost of the property, plant and equipment of the Grasslands Facilities.

    (5) To adjust interest expense recorded by TransMontaigne to reflect the additional long-term debt incurred to fund the acquisition of the Grasslands Facilities at an assumed interest rate of 8%. If the actual rate varied from the assumed rate by 1/8%, the interest expense amounts for the six months ended October 31, 1996 and the year ended April 30, 1996 would have differed by $44,375 and $88,750, respectively.

    (6) On a pro forma basis, no income tax expense was reflected for the six months ended October 31, 1996 and year ended April 30, 1996 since the pro forma provision for income taxes would have been offset by a decrease in the valuation allowance for net deferred tax assets.

  On a pro forma basis, no adjustment to interest expense or earnings per common share was reflected to give effect to issuance of 4,035,000 shares of common stock offered hereby by TransMontaigne and the application of the net proceeds therefrom to reduce long-term debt.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                OCTOBER 31, 1996 AND APRIL 30, 1996 (UNAUDITED)

                                                     OCTOBER 31,    APRIL 30,
                                                         1996         1996
                                                     ------------  -----------
                                   ASSETS
Current assets:
  Cash and cash equivalents......................... $ 33,001,504   38,403,234
  Trade accounts receivable.........................   41,250,480   20,905,812
  Note receivable--current..........................      900,000          --
  Inventories.......................................   36,951,892   23,609,136
  Prepaid expenses and other........................    1,211,958    1,475,612
                                                     ------------  -----------
                                                      113,315,834   84,393,794
                                                     ------------  -----------
Property, plant and equipment:
  Land..............................................    1,072,798    1,072,798
  Plant and equipment...............................   32,982,365   24,926,309
  Accumulated depreciation..........................   (7,218,868)  (6,461,244)
                                                     ------------  -----------
                                                       26,836,295   19,537,863
                                                     ------------  -----------
Investments and other assets:
  Investments.......................................   16,004,257   15,830,006
  Note receivable--noncurrent.......................    1,328,313          --
  Other assets, net.................................    3,567,788    1,201,313
                                                     ------------  -----------
                                                       20,900,358   17,031,319
                                                     ------------  -----------
                                                     $161,052,487  120,962,976
                                                     ============  ===========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable............................ $ 28,239,991   10,698,199
  Inventory due under exchange agreements...........    8,063,830    8,874,645
  Taxes payable.....................................    7,216,662    6,483,756
  Other accrued liabilities.........................    2,574,041    2,685,355
                                                     ------------  -----------
                                                       46,094,524   28,741,955
                                                     ------------  -----------
Long-term debt, less current portion................   37,684,067   28,948,867
Minority interests..................................    5,602,012    5,452,963
Stockholders' equity:
  Preferred stock, par value $.01; authorized
   2,000,000 shares, none issued....................          --           --
  Common stock, par value $.01 per share; authorized
   40,000,000 shares, issued and outstanding
   20,982,960 shares at October 31, 1996; par value
   $.10 per share; authorized 27,000,000 shares,
   issued and outstanding 19,331,171 shares at April
   30, 1996.........................................      209,830    1,933,117
  Capital in excess of par value....................   72,283,793   61,187,476
  Accumulated deficit...............................     (821,739)  (5,301,402)
                                                     ------------  -----------
                                                       71,671,884   57,819,191
                                                     ------------  -----------
                                                     $161,052,487  120,962,976
                                                     ============  ===========

          See accompanying notes to consolidated financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             SIX MONTHS ENDED OCTOBER 31, 1996 AND 1995 (UNAUDITED)

                                                         1996         1995
                                                     ------------  -----------
Revenue:
  Product sales, pipeline tariffs and terminaling
   fees............................................. $470,822,944  242,015,171
Costs and expenses:
  Product costs and direct operating expenses.......  462,096,897  235,772,166
  General and administrative........................    3,158,305    2,256,778
  Depreciation and amortization.....................      955,028      560,348
                                                     ------------  -----------
                                                     466,210 ,230  238,589,292
                                                     ------------  -----------
    Operating income................................    4,612,714    3,425,879
Other income (expenses):
  Interest income...................................      893,051      258,693
  Equity in earnings of affiliates..................      423,151      392,184
  Minority interests................................     (149,049)    (131,100)
  Interest expense and other financing costs........   (1,370,280)  (1,403,938)
  Other, net........................................      340,076          --
                                                     ------------  -----------
                                                          136,949     (884,161)
                                                     ------------  -----------
    Earnings before income taxes....................    4,749,663    2,541,718
Income taxes--current...............................     (270,000)     (73,002)
                                                     ------------  -----------
    Net earnings.................................... $  4,479,663    2,468,716
                                                     ============  ===========
Weighted average common shares outstanding..........   21,290,302   14,902,347
                                                     ============  ===========
Earnings per common share...........................        $0.21         0.17
                                                            =====         ====


          See accompanying notes to consolidated financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

  SIX MONTHS ENDED OCTOBER 31, 1996 AND YEAR ENDED APRIL 30, 1996 (UNAUDITED)

                                             CAPITAL IN
                                  COMMON     EXCESS OF   ACCUMULATED
                                   STOCK     PAR VALUE     DEFICIT      TOTAL
                                -----------  ----------  -----------  ----------
BALANCE AT APRIL 30, 1995.....  $ 1,478,071  36,912,002  (9,919,371)  28,470,702
Common stock issued for cash..      455,046  24,558,462         --    25,013,508
Costs related to issuance of
 common stock.................          --     (282,988)        --      (282,988)
Net earnings..................          --          --    4,617,969    4,617,969
                                -----------  ----------  ----------   ----------
BALANCE AT APRIL 30, 1996.....    1,933,117  61,187,476  (5,301,402)  57,819,191
Change in par value of common
 stock from $.10 to $.01 in
 connection with merger (note
 2)...........................   (1,739,805)  1,739,805         --           --
Common stock issued in merger
 (note 2).....................       14,744   8,093,785         --     8,108,529
Common stock issued for
 options exercised............          774     288,727         --       289,501
Common stock issued for
 minority interest in
 subsidiary...................        1,000     974,000         --       975,000
Net earnings..................          --          --    4,479,663    4,479,663
                                -----------  ----------  ----------   ----------
BALANCE AT OCTOBER 31, 1996...  $   209,830  72,283,793    (821,739)  71,671,884
                                ===========  ==========  ==========   ==========


          See accompanying notes to consolidated financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            SIX MONTHS ENDED OCTOBER 31, 1996 AND 1995 (UNAUDITED)

                                                        1996          1995
                                                     -----------  ------------
Cash flows from operating activities:
 Net earnings......................................  $ 4,479,663     2,468,716
 Adjustments to reconcile net earnings to net cash
  used by operating activities:
   Depreciation and amortization...................      955,028       560,348
   Equity in earnings of affiliates................     (423,151)     (392,184)
   Minority interests..............................      149,049       131,100
   Changes in operating assets and liabilities, net
    of effect of acquisitions:
     Trade accounts receivable.....................  (20,130,189)   (7,364,424)
     Inventories...................................  (13,342,756)    3,368,733
     Prepaid expenses and other....................      444,441        75,563
     Trade accounts payable........................   17,495,194    (7,851,238)
     Inventory due under exchange agreements.......     (810,815)   (1,435,295)
     Accrued liabilities...........................      800,889     1,784,213
                                                     -----------  ------------
      Net cash used by operating activities........  (10,382,647)   (8,654,468)
                                                     -----------  ------------
Cash flows from investing activities:
 Purchases of property, plant and equipment........   (5,837,277)   (1,522,392)
 Proceeds from sale of assets......................       13,523         6,625
 Cash received in connection with acquisition......    2,315,527           --
 Costs related to acquisition......................     (399,234)          --
 Merger related costs..............................          --       (262,179)
 Cash balance of subsidiary sold...................     (111,341)          --
 Change in other assets............................      (24,982)       61,176
                                                     -----------  ------------
      Net cash used by investing activities........   (4,043,784)   (1,716,770)
                                                     -----------  ------------
Cash flows from financing activities:
 Borrowings (repayments) of long-term debt, net....    8,735,200   (11,040,768)
 Common stock issued for cash......................      289,501           --
 Stock subscription received in cash...............          --     30,000,002
                                                     -----------  ------------
      Net cash provided by financing activities....    9,024,701    18,959,234
                                                     -----------  ------------
      Increase (decrease) in cash and cash
       equivalents.................................   (5,401,730)    8,587,996
Cash and cash equivalents at beginning of period...   38,403,234     1,801,828
                                                     -----------  ------------
Cash and cash equivalents at end of period.........  $33,001,504    10,389,824
                                                     ===========  ============
Supplemental disclosures of cash flow information:
 Acquisition of Sheffield Exploration Company (Note
  2):
   Fair value of assets acquired...................  $ 8,739,247           --
   Fair value of liabilities assumed...............      231,484           --
                                                     -----------  ------------
                                                       8,507,763           --
   Costs related to acquisition....................      399,234           --
                                                     -----------  ------------
   Fair value of stock issued......................  $ 8,108,529           --
                                                     ===========  ============
   Cash received in connection with acquisition
    included in assets acquired....................  $ 2,315,527           --
                                                     ===========  ============
 Sale of Sheffield Operating Company (Note 3):
   Fair value of assets sold.......................  $ 1,991,403           --
   Fair value of liabilities assumed by purchaser..      245,451           --
                                                     -----------  ------------
   Fair value of consideration received............  $ 2,236,854           --
                                                     ===========  ============
   Cash distributed in connection with sale
    included in assets sold........................  $   111,341           --
                                                     ===========  ============
Acquisition of minority interest in Bear Paw
 Energy, Inc.

  The Company acquired the remaining 10% interest in Bear Paw Energy, Inc. in exchange for 100,000 shares of the Company's common stock which was recorded in Other Assets on the Consolidated Balance Sheet at October 31, 1996.

         See accompanying notes to consolidated financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               OCTOBER 31, 1996

(1) BASIS OF PRESENTATION

  The consolidated balance sheets at October 31, 1996 and April 30, 1996, the consolidated statements of operations for the three months and six months ended October 31, 1996 and 1995, the consolidated statement of stockholders' equity for the six months ended October 31, 1996 and the year ended April 30, 1996 and the consolidated statements of cash flows for the six months ended October 31, 1996 and 1995 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods presented. These consolidated financial statements should be read in conjuction with the consolidated financial statements and notes thereto, together with management's discussion and analysis of financial condition and results of operations, contained in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1996. The results of operations for the three months and the six months ended October 31, 1996 are not necessarily indicative of the results for the entire fiscal year ending April 30, 1997.

(2) MERGER

  The Company is the surviving corporation of a merger (the Merger) between TransMontaigne Oil Company and Sheffield Exploration Company, Inc. (Sheffield) effective June 4, 1996. The Merger constituted a reverse acquisition of Sheffield, in that Sheffield survived the Merger, but is owned approximately 93% by the former stockholders of TransMontaigne Oil Company. The par value of the common stock of the company surviving the Merger is $.01 per share. As a result of the Merger, (i) the name of Sheffield was changed to TransMontaigne Oil Company, (ii) the number of share of authorized common stock was increased to 40,000,000, and (iii) the stock options which Sheffield had outstanding prior to the Merger became options to purchase 79,338 shares of the Company's common stock at $3.65 per share. These options were exercised prior to their September 2, 1996 expiration date.

(3) SALE OF SUBSIDIARY

  On October 31, 1996, the Company sold a wholly owned subsidiary for approximately $2,237,000. The Company received as consideration a note receivable for approximately $2,067,000 payable over five years, a receivable for $100,000 and shares of common stock representing an approximate 18% interest in the acquiring company's common stock. On November 4, 1996 the Company received a $700,000 cash payment on the note and the $100,000 receivable was collected.

(4) SUBSEQUENT EVENT

  The Company's wholly owned subsidiary, Bear Paw Energy, Inc. ("Bear Paw"), entered into a definitive agreement on November 1, 1996 to acquire for approximately $75,000,000 the Grasslands natural gas gathering, processing, treating and fractionating system located in western North Dakota and northeastern Montana. The Grasslands gas processing plant, located in McKenzie County, North Dakota, was built in 1980. Natural gas is gathered from over 1,200 active leases through approximately 2,500 miles of gathering lines.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders TransMontaigne Oil Company:

  We have audited the accompanying consolidated balance sheets of TransMontaigne Oil Company and subsidiaries as of April 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TransMontaigne Oil Company and subsidiaries as of April 30, 1996 and 1995, and the results of their operations and their cash flows for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Denver, Colorado
June 20, 1996

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            APRIL 30, 1996 AND 1995

                                                         1996         1995
                                                     ------------  -----------
                                   ASSETS
Current assets:
  Cash and cash equivalents......................... $ 38,403,234    1,801,828
  Trade accounts receivable.........................   20,905,812   17,608,564
  Amounts receivable under stock purchase
   agreements.......................................          --    30,000,002
  Inventories.......................................   23,609,136   21,361,341
  Prepaid expenses and other........................    1,475,612      905,794
                                                     ------------  -----------
                                                       84,393,794   71,677,529
                                                     ------------  -----------
Property, plant and equipment:
  Land..............................................    1,072,798    1,047,324
  Plant and equipment...............................   24,926,309   20,915,921
  Accumulated depreciation..........................   (6,461,244)  (5,360,082)
                                                     ------------  -----------
                                                       19,537,863   16,603,163
                                                     ------------  -----------
Investments and other assets:
  Investments.......................................   15,830,006   14,798,228
  Other assets......................................      814,713      994,598
  Deferred debt issuance costs, net.................      386,600      146,828
                                                     ------------  -----------
                                                       17,031,319   15,939,654
                                                     ------------  -----------
                                                     $120,962,976  104,220,346
                                                     ============  ===========
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt................. $        --     1,103,826
  Trade accounts payable............................   10,698,199   22,365,444
  Inventory due under exchange agreements...........    8,874,645    3,895,830
  Excise taxes payable..............................    6,483,756    4,649,599
  Other accrued liabilities.........................    2,685,355    1,673,625
                                                     ------------  -----------
                                                       28,741,955   33,688,324
                                                     ------------  -----------
Long-term debt, less current portion................   28,948,867   36,945,610
Minority interests..................................    5,452,963    5,115,710
Stockholders' equity:
  Preferred stock, par value $.10; authorized
   3,000,000 shares, none issued....................          --           --
  Common stock, par value $.10 per share; authorized
   27,000,000 shares, issued and outstanding
   19,331,171 shares at April 30, 1996 and
   14,780,715 shares at April 30, 1995..............    1,933,117    1,478,071
  Capital in excess of par value....................   61,187,476   36,912,002
  Accumulated deficit...............................   (5,301,402)  (9,919,371)
                                                     ------------  -----------
                                                       57,819,191   28,470,702
                                                     ------------  -----------
                                                     $120,962,976  104,220,346
                                                     ============  ===========

          See accompanying notes to consolidated financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED APRIL 30, 1996 AND 1995, SEVEN MONTHS ENDED APRIL 30, 1994 AND YEAR
                            ENDED SEPTEMBER 30, 1993

                                1996         1995         1994         1993
                            ------------  -----------  -----------  -----------
Revenue:
  Product sales, pipeline
   tariffs and terminaling
   fees...................  $533,106,747  324,591,409  296,086,981  507,936,810
Costs and expenses:
  Product costs and direct
   operating expenses.....   520,389,482  318,811,953  294,773,790  505,348,576
  General and
   administrative.........     4,998,771    4,226,123    2,156,817    3,199,223
  Depreciation and
   amortization...........     1,169,541    1,147,291      665,955    1,099,253
                            ------------  -----------  -----------  -----------
                             526,557,794  324,185,367  297,596,562  509,647,052
                            ------------  -----------  -----------  -----------
    Operating income
     (loss)...............     6,548,953      406,042   (1,509,581)  (1,710,242)
Other income (expenses):
  Interest income.........       520,900          --           --           --
  Equity in earnings
   (losses) of
   affiliates.............       942,216      407,208      710,626     (136,511)
  Minority interests......      (337,253)    (112,555)    (231,156)      77,802
  Interest expense........    (2,530,945)  (3,119,019)  (1,524,473)  (2,319,180)
  Other financing costs...      (333,155)    (393,031)    (228,468)    (354,195)
  Cancellation of aircraft
   lease..................           --      (286,735)         --           --
                            ------------  -----------  -----------  -----------
                              (1,738,237)  (3,504,132)  (1,273,471)  (2,732,084)
                            ------------  -----------  -----------  -----------
    Earnings (loss) before
     income taxes.........     4,810,716   (3,098,090)  (2,783,052)  (4,442,326)
Income taxes--current.....      (192,747)    (119,545)     (70,557)     (48,142)
                            ------------  -----------  -----------  -----------
    Net earnings (loss)...  $  4,617,969   (3,217,635)  (2,853,609)  (4,490,468)
                            ============  ===========  ===========  ===========
Weighted average common
 shares outstanding.......    15,129,637    2,860,390    2,694,830    2,694,830
                            ============  ===========  ===========  ===========
Earnings (loss) per common
 share....................         $0.31        (1.32)       (1.15)       (1.85)
                                   =====        =====        =====        =====



          See accompanying notes to consolidated financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED APRIL 30, 1996 AND 1995, SEVEN MONTHS ENDED APRIL 30, 1994 AND YEAR
                            ENDED SEPTEMBER 30, 1993

                          REDEEMABLE             CAPITAL IN
                           PREFERRED    COMMON   EXCESS OF   ACCUMULATED
                             STOCK       STOCK   PAR VALUE     DEFICIT      TOTAL
                          -----------  --------- ----------  -----------  ----------
BALANCE AT SEPTEMBER 30,
 1992...................  $ 6,678,007    269,483    941,095   1,936,475    9,825,060
Preferred stock
 dividends (70,034
 shares)................      490,238        --         --     (490,330)         (92)
Net loss................          --         --         --   (4,490,468)  (4,490,468)
                          -----------  --------- ----------  ----------   ----------
BALANCE AT SEPTEMBER 30,
 1993...................    7,168,245    269,483    941,095  (3,044,323)   5,334,500
Preferred stock
 dividends (36,921
 shares)................      258,447        --         --     (258,503)         (56)
Net loss................          --         --         --   (2,853,609)  (2,853,609)
                          -----------  --------- ----------  ----------   ----------
BALANCE AT APRIL 30,
 1994...................    7,426,692    269,483    941,095  (6,156,435)   2,480,835
Preferred stock
 dividends (78,515
 shares)................      545,195        --         --     (545,301)        (106)
Common stock issued in
 connection with
 conversion of preferred
 stock..................   (7,971,887)   295,255  7,676,632         --           --
Common stock issued in
 connection with stock
 purchase agreements....          --     833,333 29,166,669         --    30,000,002
Common stock issued in
 connection with a
 merger.................          --      80,000    120,000         --       200,000
Costs related to
 conversion of preferred
 stock and issuance of
 common stock...........          --         --    (992,394)        --      (992,394)
Net loss................          --         --         --   (3,217,635)  (3,217,635)
                          -----------  --------- ----------  ----------   ----------
BALANCE AT APRIL 30,
 1995...................          --   1,478,071 36,912,002  (9,919,371)  28,470,702
Common stock issued for
 cash...................          --    455, 046 24,558,462         --    25,013,508
Costs related to
 issuance of common
 stock..................          --         --    (282,988)        --      (282,988)
Net earnings............          --         --         --    4,617,969    4,617,969
                          -----------  --------- ----------  ----------   ----------
BALANCE AT APRIL 30,
 1996...................  $       --   1,933,117 61,187,476  (5,301,402)  57,819,191
                          ===========  ========= ==========  ==========   ==========

          See accompanying notes to consolidated financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED APRIL 30, 1996 AND 1995, SEVEN MONTHS ENDED APRIL 30, 1994 AND YEAR
                            ENDED SEPTEMBER 30, 1993

                                  1996         1995        1994         1993
                              ------------  ----------  -----------  ----------
Cash flows from operating
 activities:
 Net earnings (loss)........  $  4,617,969  (3,217,635)  (2,853,609) (4,490,468)
 Adjustments to reconcile
  net earnings (loss) to net
  cash provided (used) by
  operating activities:
   Depreciation and
    amortization............     1,169,541   1,147,291      665,955   1,099,253
   Equity in (earnings)
    losses of affiliates....      (942,216)   (407,208)    (710,626)    136,511
   Minority interests.......       337,253     112,555      231,156     (77,802)
   Dividends received from
    affiliates..............           --      125,000       75,000      40,000
   Loss on cancellation of
    aircraft lease..........           --      286,735          --          --
   Write-off of noncurrent
    receivable..............           --      190,000          --          --
   Loss (gain) on
    disposition of assets...       167,459    (127,645)         --       (4,623)
   Changes in operating
    assets and liabilities,
    net of noncash
    activities:
     Trade accounts
      receivable............    (3,297,248)  1,283,422  (10,201,357)  1,239,836
     Inventories............    (2,247,795) (1,591,906)  23,107,751  (8,756,709)
     Prepaid expenses and
      other.................      (569,818)    169,196     (567,652)    (63,513)
     Trade accounts
      payable...............   (10,979,599)   (641,400) (12,845,989) 11,540,616
     Inventory due under
      exchange agreements...     4,978,815   2,726,995   (1,801,431)  2,038,399
     Excise taxes payable
      and other accrued
      liabilities...........     2,845,886    (291,980)   2,713,551   2,302,687
                              ------------  ----------  -----------  ----------
      Net cash provided
       (used) by operating
       activities...........    (3,919,753)   (236,580)  (2,187,251)  5,004,187
                              ------------  ----------  -----------  ----------
Cash flows from investing
 activities:
 Purchases of property,
  plant and equipment.......    (4,124,264)   (747,774)    (461,888) (4,730,726)
 Proceeds from sale of
  assets....................       320,210     260,585          --        8,245
 Decrease (increase) in
  other assets..............      (377,323)    253,627     (579,181)    107,589
                              ------------  ----------  -----------  ----------
      Net cash used by
       investing
       activities...........    (4,181,377)   (233,562)  (1,041,069) (4,614,892)
                              ------------  ----------  -----------  ----------
Cash flows from financing
 activities:
 Borrowings (repayments) of
  long-term debt, net.......    (9,100,568)    166,397    3,691,941  (1,315,608)
 Deferred debt issuance
  costs.....................      (239,772)        --           --          --
 Cash dividends paid on
  preferred stock...........           --         (106)         (56)        (92)
 Cash received in connection
  with merger...............           --      200,000          --          --
 Common stock issued for
  cash......................    25,013,508         --           --          --
 Stock subscription received
  in cash...................    30,000,002         --           --          --
 Costs paid relating to
  conversion of preferred
  stock and issuance of
  common stock..............      (970,634)   (304,748)         --          --
                              ------------  ----------  -----------  ----------
      Net cash provided
       (used) by financing
       activities...........    44,702,536      61,543    3,691,885  (1,315,700)
                              ------------  ----------  -----------  ----------
      Increase (decrease) in
       cash and cash
       equivalents..........    36,601,406    (408,599)     463,565    (926,405)
Cash and cash equivalents at
 beginning of period........     1,801,828   2,210,427    1,746,862   2,673,267
                              ------------  ----------  -----------  ----------
Cash and cash equivalents at
 end of period..............  $ 38,403,234   1,801,828    2,210,427   1,746,862
                              ============  ==========  ===========  ==========
Supplemental disclosure of
 cash flow information--
 Noncash investing and
  financing activities--
   Costs accrued relating to
    conversion of preferred
    stock and issuance of
    common stock............  $        --      687,646          --          --
                              ============  ==========  ===========  ==========

          See accompanying notes to consolidated financial statements.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            APRIL 30, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Nature of Business and Basis of Presentation

  TransMontaigne Oil Company (the Company) is a holding company which pursues, through its subsidiaries, business opportunities in the downstream sector of the petroleum industry. The Company's principal operating subsidiary is engaged in the business of pipelining, terminaling, storing and selling refined petroleum products principally in the Mid-Continent region of the United States.

  Management makes various estimates and assumptions in determining the reported amounts of assets, liabilities, revenues and expenses for each period presented, and in the disclosures of commitments and contingencies. Changes in these estimates and assumptions will occur as a result of the passage of time and the occurrence of future events, and actual results will differ from those estimates. The Company provides short-term credit to its customers which, with the exception of related parties, are generally all wholesale distributors of these products. The Company requires collateral, such as letters of credit, liens on products, and guarantees on a customer by customer basis. The Company maintains allowances for potential uncollectible accounts receivable, which historically have been minimal.

 (b) Principles of Consolidation

  The accompanying consolidated financial statements include, collectively, the Company and its wholly owned subsidiary, Continental Ozark, Inc. (COZ), and COZ's wholly owned subsidiaries and COZ's 65% owned subsidiary, Continental Ozark Holding, Inc. (COH). All significant intercompany accounts and transactions have been eliminated in consolidation.

 (c) Cash and Cash Equivalents

  The Company considers all short-term investments with a maturity of three months or less when acquired to be cash equivalents.

 (d) Inventories

  Inventories of refined products are stated at the lower of last-in, first-out (LIFO) cost or market. Refined products due from third parties under exchange agreements are included in inventory and recorded at current replacement cost. Refined products due to third parties under exchange agreements are recorded at current replacement cost. Adjustments resulting from changes in current replacement cost for refined products due to or from third parties under exchange agreements are reflected in cost of products sold. The exchange agreements are generally for a term of 30 days and are generally settled by delivering product to or receiving product from the party to the exchange.

 (e) Property, Plant and Equipment

  Depreciation of equipment is provided by the straight-line and double-declining balance methods. Depreciation of all other assets is provided by the straight-line method. Estimated useful lives are 25 years for plant, which includes buildings, storage tanks and pipelines and 3 to 20 years for equipment. All items of property, plant and equipment are carried at cost.

 (f) Investment in Lion Oil Company

  The Company's investment in Lion Oil Company (Lion) is accounted for using the equity method. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES share of the net earnings or losses of Lion as incurred rather than as dividends or other distributions are received.

 (g) Recognition of Revenue

  Revenue from the sale of refined petroleum products is recorded at the time title and risk of ownership pass. Transfers of products to or from third parties under exchange agreements do not culminate the earnings process and are recorded as inventory and liability transactions with no effect on income.

 (h) Deferred Debt Issuance Costs

  Deferred debt issuance costs related to senior subordinated debentures and the long-term credit agreements are amortized on the interest method over the term of the underlying debt instrument. Accumulated amortization was $164,970 and $101,332 at April 30, 1996 and 1995, respectively.

 (i) Income Taxes

  The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

 (j) Minority Interests

  Minority interests consist of ownership interests in COH attributable to shareholders other than the Company.

 (k) Inventory Management

  The Company manages the risk associated with fluctuations in the price of refined petroleum products inventory and purchase and sales commitments, and may selectively enter into futures contracts which are designated as hedges of the products purchased or sold. Hedging gains and losses are recorded in inventory and are recognized when the inventory is sold. Since February 1996, the Company has also engaged in the trading of futures contracts. Gains and losses from these trading activities are recognized as they occur.

  The Company's Risk and Product Management Committee reviews the total inventory position on a weekly basis in order to ensure compliance with the Company's inventory management policies, including all hedging and trading activities. The Company has adopted policies whereby its net inventory position subject to price risk requires the prior approval of the Risk and Product Management Committee.

  At April 30, 1996, the Company had no net open futures contracts designated as hedges, and there were no deferred hedging gains or losses.

  In connection with its trading activities, the Company had outstanding contracts to sell 50,000 barrels of products and contracts to purchase 50,000 barrels of product at April 30, 1996. The unrealized loss relating to such contracts of approximately $267,000 has been charged to operations for the year ended April 30, 1996. The net trading loss on futures contracts of approximately $40,000 for the period from the

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES commencement of trading activities to April 30, 1996 has been included in product costs and direct operating expenses in the accompanying statements of operations.

  Product futures contracts are traded on the New York Merchantile Exchange (NYMEX). The change in market value of NYMEX-traded futures contracts requires daily cash settlements in margin accounts with brokers. NYMEX future contracts are guaranteed by the NYMEX and have nominal credit risk. The Company is exposed to credit risk in the event the counterparties to other third party agreements are not able to perform their contractual obligations.

 (l) Earnings (Loss) Per Common Share

  Earnings (loss) per common share has been computed by application of the treasury stock method, calculated based on the weighted average number of common shares outstanding during the period after giving effect to preferred stock dividends. The assumed conversion of the outstanding shares of convertible preferred stock was anti-dilutive for all periods presented prior to the conversion of all outstanding shares of preferred stock into common stock effective April 26, 1995.

 (m) Reclassifications

  Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the classifications used in 1996.

(2) INVENTORIES

                                                           1996        1995
                                                        ----------- ----------
   Refined petroleum products.......................... $12,387,371 12,929,837
   Refined petroleum products due from third parties
    under exchange agreements..........................  11,208,859  8,421,611
   Other...............................................      12,906      9,893
                                                        ----------- ----------
                                                        $23,609,136 21,361,341
                                                        =========== ==========

  During the seven months ended April 30, 1994, the Company recorded an adjustment of approximately $3,640,000 to reduce inventories to the lower of cost or market, calculated as of December 31, 1993.

  If the lower of average or replacement cost method of accounting had been used instead of the LIFO method for valuing refined petroleum products, inventories would have been $5,779,000 and $5,996,000 greater than reported at April 30, 1996 and 1995, respectively.

  During the year ended April 30, 1995 and the seven months ended April 30, 1994 inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at costs which prevailed in prior years. The effect of the liquidations was to decrease product costs and decrease the net loss for the year ended April 30, 1995 by approximately $863,000 and increase product costs and the net loss for seven months ended April 30, 1994 by approximately $904,000.

  The Company's refined petroleum products inventory consists primarily of gasoline and distillates. A significant portion of this inventory represents line fill and tank bottoms. This portion of the inventory is required for operating balances in the conduct of the Company's daily distribution activities and is maintained both in tanks and pipelines owned by the Company and pipelines owned by third parties.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

(3) PROPERTY, PLANT AND EQUIPMENT

                                                             1996        1995
                                                          ----------- ----------
   Land.................................................. $ 1,072,798  1,047,324
   Terminals and equipment...............................   6,230,696  5,764,874
   Pipelines, rights of way and equipment................  17,182,135 13,960,421
   Other plant and equipment.............................   1,513,478  1,190,626
                                                          ----------- ----------
                                                           25,999,107 21,963,245
   Less accumulated depreciation.........................   6,461,244  5,360,082
                                                          ----------- ----------
                                                          $19,537,863 16,603,163
                                                          =========== ==========

(4) INVESTMENT IN LION

  The Company, through its 65% ownership of COH, effectively owns 18% of the common stock of Lion. At April 30, 1996 and 1995, the Company's investment in Lion was approximately $15,494,000 and $14,497,000, respectively, and the minority interests were approximately $5,453,000 and $5,116,000, respectively.

  Summarized balance sheet information for Lion as of April 30, 1996 and 1995 is as follows:

                                                            1996        1995
                                                        ------------ -----------
   Assets:
     Current assets.................................... $ 94,403,000  95,610,000
     Property, plant and equipment, net................   68,436,000  71,186,000
     Other assets......................................    4,948,000   1,926,000
                                                        ------------ -----------
                                                        $167,787,000 168,722,000
                                                        ============ ===========
   Liabilities and stockholders' equity:
     Current liabilities............................... $ 40,454,000  37,273,000
     Long-term debt....................................   62,140,000  71,239,000
     Deferred income taxes.............................    9,353,000   7,962,000
     Stockholders' equity..............................   55,840,000  52,248,000
                                                        ------------ -----------
                                                        $167,787,000 168,722,000
                                                        ============ ===========

  Summarized statement of operations information for Lion for the years ended April 30, 1996, 1995, 1994 and 1993 is as follows:

                                  1996        1995        1994        1993
                              ------------ ----------- ----------- -----------
Net sales.................... $566,812,000 525,037,000 477,573,000 493,244,000
Cost of sales................  549,210,000 511,655,000 462,491,000 484,020,000
                              ------------ ----------- ----------- -----------
  Gross profit...............   17,602,000  13,382,000  15,082,000   9,224,000
Selling, general and
 administrative expenses.....    5,996,000   5,763,000   5,224,000   4,968,000
Management fees..............    1,467,000     532,000   1,166,000      55,000
                              ------------ ----------- ----------- -----------
  Operating income...........   10,139,000   7,087,000   8,692,000   4,201,000
Interest expense and other
 (income), net...............    4,260,000   4,939,000   4,002,000   3,944,000
                              ------------ ----------- ----------- -----------
  Earnings before income
   tax.......................    5,879,000   2,148,000   4,690,000     257,000
Income tax expense...........    2,288,000     892,000   1,831,000     129,000
                              ------------ ----------- ----------- -----------
  Net earnings............... $  3,591,000   1,256,000   2,859,000     128,000
                              ============ =========== =========== ===========

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

  The Company has $2,600,000 of letters of credit outstanding to a bank to assist Lion in obtaining financing. No outstanding obligations exist under these letters of credit as of April 30, 1996.

(5) LONG-TERM DEBT

  Long-term debt at April 30, 1996 and 1995 is as follows:

                                                          1996        1995
                                                       ----------- ----------
   12 3/4% senior subordinated debentures net of
    discount
    (face amount $4,000,000).......................... $ 3,948,867  3,938,468
   Line of credit with a bank.........................  25,000,000 33,000,000
   Note payable to a bank at its prime rate plus 1/2%
    repaid in May 1995................................         --   1,100,000
   Other..............................................         --      10,968
                                                       ----------- ----------
                                                        28,948,867 38,049,436
   Less current portion...............................         --  (1,103,826)
                                                       ----------- ----------
                                                       $28,948,867 36,945,610
                                                       =========== ==========

  In March 1991, the Company issued 12 3/4% senior subordinated debentures which are guaranteed by certain subsidiaries and are due December 15, 2000, with interest payable semi-annually on June 15 and December 15. The debentures are subject to a required redemption of $2,000,000 on December 15, 1999 and December 15, 2000. The debentures may be prepaid prior to maturity at a premium, under certain circumstances. In conjunction with the issuance of these debentures, the Company issued warrants to purchase 248,686 shares of the Company's common stock. The warrant exercise price was reduced effective April 26, 1995 from $6.10 per share to $3.60 per share, through December 15, 2000.

  On December 7, 1995 the Company entered into a revolving line of credit with a major bank (the Credit Agreement). The aggregate commitment for outstanding letters of credit and revolving note advances is up to $45,000,000 through November 30, 1999. The funds advanced under this line are used principally to fund working capital requirements of the Company and to issue letters of credit to persons with whom the Company and its subsidiaries do business. Borrowings under the Credit Agreement bear interest at a rate per year equal to the bank's announced base rate, or at the Company's election, a Eurodollar interest rate option. The interest rate at April 30, 1996 was 6.875%.

  As of April 30, 1996, the Company had $25,000,000 outstanding under the Credit Agreement and its subsidiary, COZ, had outstanding standby letters of credit to product suppliers and a bank (see note 4) totaling approximately $3,200,000 at April 30, 1996. Actual obligations to such suppliers at April 30, 1996 are included in trade accounts payable.

  The Credit Agreement contains a negative pledge covenant by the Company and its subsidiaries and is secured by the stock of the subsidiaries. The Credit Agreement contains financial ratio tests relating to consolidated income from operations, consolidated funded debt, liquidity and consolidated tangible net worth, working capital and tangible net worth. As of April, 1996, the Company was in compliance with all of such tests.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

  Maturities of long-term debt for fiscal years subsequent to 1996 are as follows:

     1997........................................................... $       --
     1998...........................................................         --
     1999...........................................................         --
     2000...........................................................  27,000,000
     2001...........................................................   1,948,867
                                                                     -----------
                                                                     $28,948,867
                                                                     ===========

  Cash payments for interest were approximately $2,994,000, $2,478,000, $1,741,000 and $2,230,000 for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, respectively.

(6) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each of on and off-balance sheet financial instruments, along with the methods and assumptions used to estimate such fair values at April 30, 1996:

 Cash and Cash Equivalents, Trade Receivables and Trade Accounts Payable

  The carrying amount approximates fair value because of the short term maturity of these instruments.

 Long-term Debt

  The carrying value of the line of credit approximates its fair value, as the line bears interest at a variable rate.

  The carrying value of the 12 3/4% senior subordinated debentures approximates the estimated fair value of the debentures, as the effective interest rate of the debentures approximates the current market rate for similar debt instruments.

 Futures Contracts

  The carrying value and fair value of the futures contracts entered into for trading purposes was a liability of approximately $267,000, based on the quoted market price of the related futures contracts at April 30, 1996.

 Limitations

  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(7) REDEEMABLE CONVERTIBLE PREFERRED STOCK

  In March 1991, the Company issued 857,143 shares of voting redeemable Series A cumulative convertible preferred stock at $7.00 per share which had a liquidation and mandatory redemption price of the same amount. This preferred stock had one vote per share. Dividends on the preferred stock were payable quarterly, at 7.15% per annum of the liquidation value outstanding, in additional shares of preferred stock or, at the Company's option, in cash.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

  Effective as of April 26, 1995 all outstanding shares of preferred stock were converted into common stock.

(8) SHAREHOLDERS' EQUITY

 (a) Common Stock

  Effective as of April 26, 1995, the Company (then Continental Ozark Corporation) and TransMontaigne Oil Company, (TransMontaigne) entered into a Merger Agreement pursuant to which all of the outstanding shares of common stock of TransMontaigne were converted into 800,000 shares of common stock of Continental Ozark Corporation. Upon consummation of the merger, the Company received $200,000 in cash and changed its name to TransMontaigne Oil Company. The merger was accounted for as an acquisition of TransMontaigne by the Company using the purchase method of accounting. TransMontaigne had no operations prior to April 26, 1995. Concurrently, the Company entered into a series of Stock Purchase Agreements and other related transactions, with certain institutional and individual investors pursuant to which the Company issued 8,333,334 shares of the Company's common stock for $30,000,002.

  Effective as of April 26, 1995, the Company and the holders of its redeemable convertible preferred stock entered into a Conversion Agreement pursuant to which all of the outstanding shares of preferred stock of the Company were converted into 2,952,551 shares of common stock of the Company.

  Effective as of April 17, 1996 the Company completed a private placement of 4,545,456 shares of common stock at $5.50 per share for proceeds of $25,000,008.

 (b) Stock Options

  The Company has adopted two stock option plans, (the "1991 Plan" and the "1995 Plan") under which stock options may be granted to key employees of the Company. Under the 1991 Plan, the Company may grant options for up to 300,000 shares of common stock at prices and for terms as determined by the Administrative Committee of the 1991 Plan. The Company has reserved 1,000,000 shares of common stock for options that may be granted under the 1995 Plan. Options granted under the 1995 Plan are exercisable at prices determined by the Incentive Plan Committee; however, in no event shall the price be less than the fair market value of the stock on the date of grant. Options under the 1995 Plan expire at such time as the Incentive Plan Committee determines, but no later than seven years from the date of grant.

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

  Changes in stock options outstanding for the year ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993 are as follows:

                                         1991 PLAN             1995 PLAN
                                    --------------------- --------------------
                                                OPTION               OPTION
                                               PRICE PER            PRICE PER
                                     SHARES      SHARE    SHARES      SHARE
                                    --------  ----------- -------  -----------
Outstanding at September 30, 1992
 and 1993..........................  220,254  $3.50--6.10     --   $    --
Forfeited.......................... (124,500)        6.10     --        --
Granted............................      --        --     124,500         2.70
                                    --------  ----------- -------  -----------
Outstanding at April 30, 1994......   95,754   3.50--6.10 124,500         2.70
Granted............................      --        --     358,000         2.70
                                    --------  ----------- -------  -----------
Outstanding at April 30, 1995......   95,754   3.50--6.10 482,500         2.70
Granted............................      --        --     421,746   3.60--5.50
Exercised..........................      --        --      (5,000)        2.70
                                    --------  ----------- -------  -----------
Outstanding at April 30, 1996......   95,754  $3.50--6.10 899,246  $2.70--5.50
                                    ========  =========== =======  ===========
Exercisable at April 30, 1996......   95,754  $3.50--6.10 718,373  $2.70--5.50
                                    ========  =========== =======  ===========

(9) INCOME TAXES

  Income tax expense, consisting solely of state income taxes, was $192,747, $119,545, $70,557 and $48,142 for the years ended April 30, 1996 and 1995, the seven months ended April 30, 1994 and the year ended September 30, 1993, respectively. Income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 34% to pretax earnings (loss) as a result of the following:

                                   1996         1995       1994        1993
                                -----------  ----------  ---------  ----------
Computed "expected" tax
 expense......................  $ 1,636,000  (1,053,000)  (946,000) (1,510,000)
Increase (reduction) in income
 taxes resulting from:
  Increase (decrease) in the
   valuation
   allowance for deferred tax
   assets
   allocated to income tax
   expense....................   (1,785,000)  1,174,000  1,032,000   1,617,000
  State income taxes, net of
   federal
   income tax benefit.........      127,000      79,000     47,000      40,571
  Other, net..................      214,747     (80,455)   (62,443)    (99,429)
                                -----------  ----------  ---------  ----------
    Income tax expense........  $   192,747     119,545     70,557      48,142
                                ===========  ==========  =========  ==========

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES

  The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 1996 and 1995 are as follows:

                                                          1996         1995
                                                       -----------  ----------
Deferred tax assets:
  Inventories, principally due to difference in
   costing method used for tax purposes............... $ 2,196,000   2,278,000
  Unrealized commodity futures contract losses........     102,000     426,000
  Future deductible amounts for income tax purposes
   resulting from a change in the method of accounting
   for inventories....................................         --    1,038,000
  Net operating loss carryforwards....................   5,670,000   5,560,000
  Alternative minimum tax credit carryforwards........      24,000      24,000
                                                       -----------  ----------
    Total gross deferred tax assets...................   7,992,000   9,326,000
  Less valuation allowance............................  (4,474,000) (6,259,000)
                                                       -----------  ----------
    Net deferred tax assets...........................   3,518,000   3,067,000
Deferred tax liabilities:
  Plant and equipment, principally due to differences
   in depreciation methods............................  (2,994,000) (2,778,000)
  Investments in affiliated company, principally due
   to undistributed earnings..........................    (524,000)   (289,000)
                                                       -----------  ----------
    Net deferred taxes................................ $       --          --
                                                       ===========  ==========

  The Company changed its year-end for income tax purposes from December 31 to April 30, effective in 1995. The Company also changed its method of accounting for inventories for income tax purposes effective January 1, 1994. The effect of this change was approximately $8,200,000 at January 1, 1994, and, under the provisions of the Internal Revenue Code, this amount is deductible over a 3-year period.

  At April 30, 1996, the Company has net operating loss carryforwards for federal income tax purposes of approximately $14,923,000 which are available to offset future federal taxable income, if any, through 2009. In addition, the Company has alternative minimum tax credit carryforwards of approximately $24,000 available to reduce future federal regular income taxes, if any, which can be carried forward indefinitely.

  Under SFAS 109, the Company provides for deferred income taxes on the undistributed net earnings of Lion. Under the transition rules in SFAS 109, the Company is not required to recognize a deferred tax liability of approximately $6,100,000 for the undistributed net earnings of Lion which arose prior to the adoption of SFAS 109 because the Company currently does not expect those undistributed earnings to become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized on these undistributed earnings when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through the receipt of dividends or the sale of the investment.

  The Company paid state income taxes of approximately $106,000, $138,000, and $45,000 for the years ended April 30, 1996 and 1995 and the seven months ended April 30, 1994, respectively.

(10) RELATED PARTY TRANSACTIONS

  The Company had sales of $3,380,000, $884,000, $6,698,000 and $7,691,000 and purchases of $33,879,000, $28,997,000, $15,710,000 and $52,050,000 for the
years ended April 30, 1996 and 1995, the

                  TRANSMONTAIGNE OIL COMPANY AND SUBSIDIARIES seven months ended April 30, 1994 and the year ended September 30, 1993, respectively, to companies affiliated by common ownership.

  Related party balances at April 30, 1996 and 1995:

                                                                1996     1995
                                                               ------- ---------
   Accounts receivable........................................ $90,498    45,549
   Accounts payable...........................................  84,034 1,270,335

(11) NEW ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards No. 121, Accounting for Impairment of Long-Lived Assets to be Disposed of (SFAS 121) was issued in March, 1995, by the Financial Accounting Standards Board. It requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is required to be adopted for fiscal years beginning after December 15, 1995. The adoption of this statement by the Company is not expected to have a significant effect on the financial statements.

  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) was issued by the Financial Accounting Standards Board in October 1995. This standard addresses the timing and measurement of stock-based compensation expense. Entities electing to continue to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees, (APB 25) must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined by SFAS 123 had been applied. SFAS 123 is applicable to fiscal years beginning after December 15, 1995. The Company has elected to retain the measurement approach of APB 25, (the intrinsic value method) for recognizing stock-based compensation in the consolidated financial statements. The Company will include the disclosures required by SFAS 123 in future financial statements.

(12) SUBSEQUENT EVENT

  On June 4, 1996 the Company merged (the Merger) with Sheffield Exploration Company, Inc., a Delaware corporation (Old Sheffield), pursuant to the Restated Agreement and Plan of Merger dated as of February 6, 1996 between the Company and Old Sheffield (the Merger Agreement).

  As a result of the Merger, the Company merged into Old Sheffield, which became the surviving corporation of the Merger, and (i) each share of common stock of the Company issued and outstanding immediately prior to the closing of the Merger was converted at the closing into the right to receive one share of common stock of the surviving corporation (New Common Stock), (ii) each
2.432599 shares of Old Sheffield common stock issued and outstanding immediately prior to the closing of the Merger became one share of New Common Stock, (iii) the name of Old Sheffield was changed to TransMontaigne Oil Company and (iv) the number of authorized shares of New Common Stock was increased to 40,000,000.

  The Merger constituted a reverse acquisition of Old Sheffield by the Company, in that Old Sheffield survived the Merger, but is owned approximately 93% by the former stockholders of the Company.

  Pro forma results of the Company, assuming the Merger had occurred at the beginning of fiscal 1996 or 1995, would not be materially different from the results reported.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders TransMontaigne Oil Company:

  We have audited the accompanying historical summaries of revenue and direct operating expenses of a natural gas gathering, processing, treating and fractionation system (the Grasslands Facilities) of Koch Industries, Inc.
(Koch) to be acquired by TransMontaigne Oil Company for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994 (the Historical Summaries). These Historical Summaries are the responsibility of Koch's management. Our responsibility is to express an opinion on the Historical Summaries based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Historical Summaries are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summaries. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Historical Summaries. We believe that our audits provide a reasonable basis for our opinion.

  The accompanying Historical Summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-2 of TransMontaigne Oil Company) as described in Note 1 and are not intended to be a complete presentation of the Grasslands Facilities's revenue and expenses.

  In our opinion, the Historical Summaries referred to above present fairly, in all material respects, the revenue and direct operating expenses of the Grasslands Facilities as described in Note 1 for the nine months ended September 30, 1996 and the years ended December 31, 1995 and 1994.

                                          KPMG Peat Marwick LLP

Denver, Colorado
December 4, 1996

                             GRASSLANDS FACILITIES

         HISTORICAL SUMMARIES OF REVENUE AND DIRECT OPERATING EXPENSES

                              NINE MONTHS   NINE MONTHS       YEARS ENDED
                                 ENDED         ENDED         DECEMBER 31,
                             SEPTEMBER 30, SEPTEMBER 30, ---------------------
                                 1996          1995         1995       1994
                             ------------- ------------- ---------- ----------
                                            (UNAUDITED)
Revenue.....................  $35,656,103   32,816,461   44,721,318 52,079,226
Direct operating expenses:
  Cost of products sold.....   18,744,140   16,178,180   22,309,739 25,619,962
  Operating and mainte-
   nance....................    7,701,298    9,028,290   11,910,620 12,719,034
                              -----------   ----------   ---------- ----------
                               26,445,438   25,206,470   34,220,359 38,338,996
                              -----------   ----------   ---------- ----------
Revenue in excess of direct
 operating expenses.........  $ 9,210,665    7,609,991   10,500,959 13,740,230
                              ===========   ==========   ========== ==========



              See accompanying notes to the Historical Summaries.

                             GRASSLANDS FACILITIES

    NOTES TO HISTORICAL SUMMARIES OF REVENUE AND DIRECT OPERATING EXPENSES

(1) PURCHASE OF GAS GATHERING AND PROCESSING FACILITIES AND BASIS PRESENTATION

  On October 31, 1996, TransMontaigne entered into an agreement with Koch Industries, Inc. (Koch) for the acquisition by TransMontaigne of a natural gas gathering, processing, treating and fractionation system located in western North Dakota and northeastern Montana (the Grasslands Facilities) for approximately $75,000,000, subject to adjustment pursuant to certain provisions of the agreement.

  The accompanying Historical Summaries are included to provide historical information on the revenue and direct operating expenses of the facilities acquired by TransMontaigne and may not be representative of future operations. The Historical Summaries were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the Grasslands Facilities's revenue and expenses. A provision for depreciation has not been included since the Company's basis in the assets will be different from Koch's basis. General and administrative expenses have not been included because it is impractical to allocate the historical expenses incurred by Koch to these facilities, and such expenses may not be comparable to amounts expected to be incurred by TransMontaigne. The Historical Summaries also do not include federal and state income taxes or interest expense, as it is impractical to allocate such amounts to the individual facilities of Koch.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERINGS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMA-TION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TRANSMONTAIGNE, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TRANSMONTAIGNE SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Cautionary Statement Regarding Forward-Looking Statements................   9
Risk Factors.............................................................   9
Use of Proceeds..........................................................  12
Price Range of Common Stock and Dividend Policy..........................  13
Capitalization...........................................................  14
Selected Historical Consolidated Financial and Operating Data............  15
Selected Pro Forma Consolidated Financial Data...........................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  25
Management...............................................................  34
Security Ownership of Certain Beneficial Owners and Management...........  37
Selling Stockholders.....................................................  39
Description of Capital Stock.............................................  39
Underwriting.............................................................  41
Legal Matters............................................................  43
Experts..................................................................  43
Available Information....................................................  43
Incorporation of Certain Documents by Reference..........................  44
Index to Consolidated Financial Statements............................... F-1

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               [LOGO OF TRANSMONTAIGNE OIL COMPANY APPEARS HERE]

                          TRANSMONTAIGNE OIL COMPANY

                               ----------------

                               4,357,000 SHARES

                                 COMMON STOCK

                                  PROSPECTUS

                               FEBRUARY 11, 1997

                               ----------------

                            DILLON, READ & CO. INC.

                           A.G. EDWARDS & SONS, INC.

                             PETRIE PARKMAN & CO.


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